UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the nine-month period ended September 30, 2008. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, NY 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events and results, including statements contained under “Outlook” as well as dividend guidance and other information relating to expectations or targets for revenue or other performance measures. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks,” “targets,” “goals,” “outlook”, “should” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; the deteriorating economic situation and increased market volatility in Europe and the United States; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the Company is involved or may become involved; the pace and cost of the rollout of new services, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including the areas of procurement and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiatives and outcome of labor negotiations; and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information – Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Currencies and Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2007.

International Financial Reporting Standards (IFRS)

You should read the following discussion, which has been prepared in accordance with the requirements of the International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the United States Securities and Exchange Commission.

The provisions of IFRIC 12 “Service Concession Arrangements” (“IFRIC 12”) became effective for annual periods beginning on or after January 1, 2008. Because IFRIC 12 is required to be accounted for retrospectively, the comparative periods included in our unaudited consolidated financial statements in this interim report on Form 6-K at and for the nine months ended September 30, 2008, have been adjusted accordingly. The audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2007 have not been adjusted due to the immateriality of the impact of the application of IFRIC 12 on the presentation of our results of operations, financial position and cash flow. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Deutsche Telekom at a glance.

	Third quarter of 2008			First three quarters of 2008
	Q3 2008	Q3 2007[a]		Q1 - Q3 2008	Q1 - Q3 2007[a]		FY 2007
	millions of €	millions of €	Change %	millions of €	millions of €	Change %	millions of €
Net revenue	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516
Domestic	7,158	7,609	(5.9)	21,596	23,026	(6.2)	30,694
International	8,296	8,084	2.6	23,961	23,695	1.1	31,822
Profit (loss) from operations	2,313	1,911	21.0	6,479	5,749	12.7	5,286
Depreciation, amortization and impairment losses	(2,581)	(3,009)	14.2	(7,936)	(8,527)	6.9	(11,611)
Profit (loss) from financial activities	(697)	(704)	3.6	(2,332)	(2,238)	(4.2)	(2,833)
Profit (loss) before income taxes	1,634	1,207	35.4	4,147	3,511	18.1	2,453
Net profit	895	256	n.a.	2,213	1,321	67.5	571
Earnings per share/ADS[b] basic/diluted (€)	0.21	0.06	n.a.	0.51	0.30	70.0	0.13
Cash capex[c]	(2,137)	(1,686)	(26.7)	(5,766)	(5,293)	(8.9)	(8,015)
Net cash from operating activities	4,285	5,137	(16.6)	11,298	10,352	9.1	13,714
Equity ratio[d] (%)	—	—		36.3	36.1		34.7

	Sept. 30, 2008	June 30, 2008	Change Sept. 30, 2008/ June 30, 2008%	Dec. 31, 2007	Change Sept. 30, 2008/ Dec. 31, 2007%	Sept. 30, 2007	Change Sept. 30, 2008/ Sept. 30, 2007%
Number of employees at balance sheet date
Deutsche Telekom Group	230,079	235,794	(2.4)	241,426	(4.7)	241,589	(4.8)
Non-civil servants	196,940	202,151	(2.6)	205,867	(4.3)	204,419	(3.7)
Civil servants	33,139	33,643	(1.5)	35,559	(6.8)	37,170	(10.8)
Number of fixed-network and mobile customers
Fixed network lines[e] (millions)	34.6	35.2	(1.7)	36.6	(5.5)	37.2	(7.0)
Broadband lines[f] (millions)	14.8	14.6	1.4	13.9	6.5	13.3	11.3
Mobile customers[g] (millions)	126.7	125.0	1.4	120.8	4.9	117.0	8.3

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.
b	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first nine months of 2007 and in the full year 2007 these include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK in connection with an asset deal.
d	The ratio equals total stockholders’ equity divided by total assets. Amounts proposed as dividends are treated as short-term debt rather than as equity for purposes of the calculation of this ratio.
e	Lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services.
f	Broadband lines in operation, including Germany and Eastern Europe. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U.
g	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications Europe (including Virgin Mobile) and Mobile Communications USA segments. Orange Nederland and SunCom customers have been included in the historic customer base.

Developments in the Group.

•

Net revenue for the first nine months of 2008 was EUR 45.6 billion compared with EUR 46.7 billion for the prior-year period and was adversely affected by negative exchange rate effects amounting to EUR 1.5 billion.

•

Domestic net revenue was EUR 21.6 billion compared with EUR 23.0 billion in the first nine months of 2007. International net revenue increased year-on-year from EUR 23.7 billion to EUR 24.0 billion despite negative exchange rate effects.

•	Net profit increased from EUR 1.3 billion to EUR 2.2 billion.

Development of the operating segments in the first nine months of 2008:

•	The number of mobile customers rose by 4.9 percent since December 31, 2007 to 126.7 million.

•

The number of broadband lines increased by 6.5 percent from December 31, 2007 to 14.8 million. The number of fixed lines in the Broadband/Fixed Network operating segment was 34.6 million compared with 36.6 million as of December 31, 2007.

•	The development of new order levels reflects the implementation of T-Systems’ new sales and marketing approach and its ability to provide ICT and telecommunications services worldwide.

Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers were also included in the historic customer base.

Corporate governance.

In the most recent Declaration of Conformity released on December 6, 2007 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2007, without exception.

Our shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, we are subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in our Annual Report on Form 20-F for the 2007 financial year.

Highlights.

Events in the third quarter of 2008.

Group

Sale of DeTeImmobilien to Strabag.

•

We sold our wholly owned subsidiary DeTeImmobilien, which provides real estate services for Deutsche Telekom, to the Austrian company Strabag SE in the third quarter of 2008 as part of our strategy of focusing on our core business. Until the sale, DeTeImmobilien had been assigned to the Group Headquarters & Shared Services operating segment. Far-reaching agreements have been reached to safeguard the jobs of the approximately 5,900 DeTeImmobilien employees and to determine their pay and benefits. In addition, a comprehensive service agreement with an initial term of ten years was concluded with Deutsche Telekom, currently the largest customer, based on market and industry benchmarks. Our real estate is not affected by the sale.

Staff restructuring at Deutsche Telekom AG.

•

Staff restructuring within the Group in Germany continued in a socially considerate manner in the third quarter of 2008. This was implemented essentially by means of voluntary redundancies, partial and early retirement, and employment opportunities for civil servants and employees offered by Vivento, especially in the public sector.

•

2,600 staff have already been hired as part of the hiring initiatives for the 2008 financial year. In addition, there were further hirings of junior staff at Vivento Interim Services (VIS), which used to be a Group company and is now a joint business model with Manpower. New staff have the prospect of being taken on with a permanent contract at Deutsche Telekom, following a transition period of around twelve months at VIS.

•	In addition, around 3,800 high school graduates embarked upon their vocational training at Deutsche Telekom AG on September 1, 2008.

Bonds issued in the third quarter of 2008.

•

On August 18, 2008, Deutsche Telekom issued, through its financing subsidiary Deutsche Telekom International Finance B.V., a USD-denominated bond with a total volume of USD 1.5 billion in two tranches. The five-year tranche amounting to USD 650 million has a coupon of 5.875 percent, and the ten-year tranche amounting to USD 850 million has a coupon of 6.750 percent. Furthermore, on September 3, 2008, Deutsche Telekom issued, again through its financing arm Deutsche Telekom International Finance B.V., a retail-targeted medium term note with a volume of EUR 750 million. This six-year debt security has a coupon of 5.875 percent. Despite the very difficult financial market environment, both transactions were successfully placed with a wide range of investors, in particular due to the involvement of a diversified bank syndicate.

Mobile Communications Europe

Very successful introduction of compelling smartphones.

•

T-Mobile has been marketing the Apple iPhone 3G in Germany, the Netherlands and Austria since mid-July 2008 with great success. August 22, 2008 saw the introduction of the iPhone 3G in Poland, Hungary, Slovakia and the Czech Republic, where the product also generated a great deal of demand and exceeded sales expectations. Further market launches of innovative smartphones such as the BlackBerry Bold handheld in Germany and Austria as well as the MDA Vario IV in the Netherlands mark milestones in T-Mobile’s product lineup.

Mobilizing the Internet with new customer-friendly rate plans and laptops.

•

The mobile Internet became more affordable for T-Mobile customers in Hungary and the UK in the third quarter of the year. T-Mobile Hungary extended its rate-plan portfolio to include a 3 Gigabyte rate plan available both for prepay and contract customers. In mid-September 2008, T-Mobile UK rolled out rate plans with unlimited mobile Internet usage. This product is essentially aimed at customers looking to upgrade their fixed-network Internet connections with the flexibility of mobile broadband.

•

T-Mobile also successfully launched Acer and Sony laptops with an integrated data modem in the United Kingdom and Germany in the third quarter of 2008. These high-quality yet affordable products provide customers with high-speed, convenient access to the mobile Internet with outstanding network quality.

Mobile Communications USA

T-Mobile USA unveils the T-Mobile G1, the world’s first mobile phone based on the new Android operating system.

•

In September 2008, T-Mobile USA announced its partnership with Google for the international launch of the world’s first Android™ powered mobile phone. The T-Mobile G1 combines full touchscreen functionality and a QWERTY keyboard with a mobile Web experience that includes the popular Google products including Google Maps Street View™, Google Mail™ and YouTube™. The T-Mobile G1 went on sale on October 22, 2008 in selected T-Mobile shops and online in the United States for USD 179 in conjunction with a 24-month voice and data services contract.

Rebranding of SunCom.

•

On September 5, 2008, T-Mobile USA launched T-Mobile branded products and services in the previously SunCom branded markets, including Puerto Rico. Additionally, all major SunCom systems have been integrated into T-Mobile USA as of the end of the third quarter of 2008.

Broadband/ Fixed Network

Magyar Telekom rolls out next-generation access network to connect 1.2 million households.

•

By the end of 2013, Magyar Telekom aims to provide fiber-to-the-home (FTTH) network access to around 780,000 households and to upgrade another 380,000 households which are currently connected to a hybrid fiber-optic/coaxial network (HFC), with EuroDocsis 3.0 technology. The new network supports higher bandwidth of up to 100 Mbit/s and improves cost-efficiency, enabling Magyar Telekom to place more emphasis on high-quality double/triple-play products such as HDTV, videostreaming and high-speed Internet at competitive prices.

Business Customers

T-Systems installs dealer management system for major BMW dealers and automotive dealership groups.

•

As the exclusive contractor, T-Systems has installed the new incadea.engine® dealer management system at BMW dealerships in Germany. The system supports dealerships’ business processes in the areas of sales, service, parts sales, inventory management, financial accounting and time management. The ICT service provider is also continually fine-tuning the software with the user working group involving dealers and BMW AG.

T-Systems has strengthened its position internationally.

As in previous quarters, T-Systems has continued to strengthen its position outside Germany, as is underscored by the following major international outsourcing agreements.

•

The Finnish paper and packaging products manufacturer, Stora Enso, will in the future obtain IT resources for its central SAP systems over a T-Systems’ network. This will allow the company to flexibly adjust its computing power and data storage to the development of business at 72 locations in 23 countries. Stora Enso thus saves on high fixed costs and does not need to reserve maximum capacity for short-term peak loads. The contract has a term of five years.

•

Alcatel-Lucent relies on T-Systems’ experience for local support for PC workstations in Europe and the Middle East. Under the terms of the agreement between the multinational telecommunications infrastructure equipment manufacturer and Deutsche Telekom’s business customer arm, T-Systems will provide and maintain 40,000 desktop computers and notebooks in 23 countries.

•

The Inselspital hospital in Bern, Switzerland, awarded T-Systems the contract to run its information and communications technologies for another seven years. This makes T-Systems the general contractor for the existing ICT landscape through 2014 and for upcoming modernization projects.

Industry situation.

Regulatory situation

Reform of the EU regulatory framework (EU Review).

At a first reading on September 24, 2008, the European Parliament discussed a whole range of reform proposals relating to the telecommunications regulatory framework. The idea is to promote investment in new superfast fiber-optic access networks while ensuring competition based on unrestricted third-party access to new infrastructures. The European Parliament has made proposals on promoting investment in fiber-optic lines. However, these proposals do not include any clear statements on the distribution of the digital dividend. This issue is largely regarded as falling within the competency of national governments. The Commission’s proposals are currently being reviewed by the Council.

Geographic differentiation.

Following the model adopted by other European regulatory authorities, the Federal Network Agency is looking at easing existing nationwide regulation of IP bitstream. In regions with intense competition from local-loop operators and cable-TV providers, regulation of IP bitstream could then be pared back. The relevant regulatory process is currently underway. A decision from the Federal Network Agency is expected in January/February 2009.

Charges approved for carrier leased lines at the end of September 2008.

In a resolution dated September 30, 2008, the Federal Network Agency re-approved the charges for carrier leased lines. The charges remain unchanged, with one exception. The Federal Network Agency has reduced the charges for carrier leased lines with a transmission bandwidth of 2 Mbit/s by 11 percent across the board. All charges have been approved for six months through to March 31, 2009. Further proceedings regarding carrier leased line charges are currently pending, the outcome of which will also be felt beyond March 31, 2009. The rate ruling for carrier leased lines was received on October 31, 2008. The approval applies from January 1, 2009 until October 31, 2010. This supersedes the decision of the Federal Networks Agency of September 31, 2008 and reduces the period of Validity of the approval from six months to three months, i.e., from October 1, 2008 to December 31, 2008. We are currently analyzing the ruling of October 31, 2008.

Legal situation

Ruling by the Federal Administrative Court on charges for the provision of subscriber data strengthens our position.

We are permitted to impose charges for the provision of so-called additional data of our telephone customers and for third-party data. As before, we can still only charge for transport costs for the basic data of our customers. In the reasons for its ruling, the Court stated that the standard upon which the ruling was based, whereby the recipients of the data could only be charged for the costs for the pure transportation of the data, only applied to the basic data (name, address and telephone number) of our customers. This standard does not apply, however, to charges for the provision of additional data relating to our telephone customers and to subscriber data of other network operators.

We intend to introduce a new price model on the basis of the ruling. In addition, we intend to orient the prices that will be charged retroactively from August 2005 towards the principles set out by the Federal Administrative Court in the reasons for its ruling. Comprehensive analyses are still necessary.

Group strategy.

Successful implementation of the “Focus, fix and grow” strategy continues

Our aim is to become a global market leader for connected life and work. The Company has positioned itself with this vision in the growth areas of those markets that benefit particularly from key modern-day trends: digitization affecting more and more aspects of people’s daily lives, the fragmentation of daily life and the world of work and the corresponding personalization of services, growing mobility as well as increasing globalization and international value creation.

The continual expansion of our powerful infrastructure, the portfolio of innovative products based on this infrastructure, consistent customer orientation and further internationalization have enabled the Group to benefit from these growth areas. To specifically meet the different requirements in the various regional and product markets, our strategy continues to focus on four key strategic areas of action:

•	Improve competitiveness in Germany and in Central and Eastern Europe

•	Grow abroad with mobile communications

•	Mobilize the Internet

•	Roll out network-centric ICT

Improving competitiveness

In Germany as well as the Central and Eastern European markets, we are still exposed to high competitive pressure. The Group has risen to these challenges with determination, with the future firmly in mind and with a great deal of success. One example is the broadband fixed-network market. We signed up our 10 millionth DSL customer in Germany in the third quarter of 2008. We have acquired the highest number of new customers in the German broadband business for eight quarters running.

To deliver the same kind of success in the future, we are working intensively on expanding next-generation networks. In the fixed network, the Group is providing a growing number of towns and cities with ADSL2+ and the even faster VDSL. At the same time, we are improving our broadband mobile communications networks. For instance, the Group will make its EDGE/GPRS network 20 percent faster by the end of 2008 and its UMTS network will be fitted with an even faster back channel (up to 2 Mbit/s) by the end of the year. With these investments we are ultimately also helping boost the competitiveness of Germany as a place to do business.

“Entertain” is one of the particularly compelling products that we offer over our high-speed network. It bundles telephony, Internet and television with interactive television-based services, thus providing further differentiation from the competition. Since this summer, we have also been offering all matches of the top two German soccer leagues live via Entertain to provide a highly appealing content lineup.

In addition, we attach a great deal of importance to improving service. After surveying almost 30,000 customers, the German Technical Inspection Association (TÜV) awarded the Telekom Shops the “TÜV Service tested” seal. The Telekom Shops scored 1.74 for overall customer satisfaction with service. In order to meet the increasing service requirements in the call centers as well, the Group intends to pool these centers throughout Germany over the next two years, additionally applying an extensive EUR 70 million modernization package.

Besides taking advantage of economic opportunities, maintaining costs at a competitive level is an ongoing task. This is the goal Deutsche Telekom is pursuing with its Save for Service program launched in 2006. There is potential for savings of between at least EUR 4.2 and EUR 4.7 billion each year by 2010. Cumulative savings of EUR 3.5 billion had already been generated by September 30, 2008.

Growing abroad with mobile communications

To continue benefiting from the growth opportunities abroad, we are also improving the infrastructure of our mobile broadband networks outside Germany, adopting innovative product concepts and simplifying our brand presence in these markets. For instance, T-Mobile USA is planning to rapidly expand coverage of important U.S. markets with third-generation broadband networks (3G) – reaching more than 120 major cities nationwide by the end of November 2008. T-Mobile is now also offering its U.S. mobile customers the appealing T-Mobile@Home service, thus extending its earnings potential. Meanwhile, T-Mobile USA is also offering its U.S.-wide network under the T-Mobile brand to its U.S. customers from SunCom, which was acquired in February 2008.

We are growing organically and through acquisitions in Central and Eastern Europe. PTC (Polska Telefonia Cyfrowa) acquired two new major customers for voice and data services. We increased our stake in the Greek company Hellenic Telecommunications S.A. (OTE) slightly in the third quarter of 2008, after the Greek parliament gave its approval to increase the stake to over 20 percent in mid-June 2008. On November 5, 2008, we acquired the additional shares in OTE, bringing our stake in the company to 25 percent plus one vote and will thus establish a strong position in Greece and five other high-growth Eastern European markets.

The international mobile communications business remained the key driver for our customer growth in the third quarter of 2008. The number of mobile customers increased year-on-year throughout the Group by 8.3 percent to 126.7 million customers.

Mobilizing the Internet and the Web 2.0 trend

Mobile access to the Internet has become a service that many people now take for granted and which they are using more often and for longer. We are successfully positioned in this rapidly growing market with appealing products and services, offering our customers attractive rate plans and innovative mobile devices such as the iPhone 3G, broadband-capable laptops such as the Asus EeePC Go, the Android operating system on the new G1 handset and the open web’n’walk platform, all based on a powerful infrastructure.

The launch of the new iPhone 3G in Germany, Austria, the Netherlands and other markets in Eastern and Southeastern Europe has allowed us to once again underline our role as an innovation leader. Apart from Internet access using a mobile device, T-Mobile also offers attractive product bundles including discounted laptops and mobile broadband Internet contracts. In cooperation with Acer and LG Electronics, T-Mobile successfully introduced the “1 Euro Netbook” in Germany and the Asus EeePC Go in the Netherlands and Austria. The G1, the world’s first mobile device based on the Android operating system developed with Google, is expected to provide additional impetus for growing the customer base and revenue. The G1 was launched exclusively by T-Mobile in the United States and the United Kingdom at the end of October 2008.

In addition to the iPhone and the G1, we now offer access to the open Internet on most of our mobile devices thanks to web’n’walk. Widgets provide customers with customizable, direct access to leading social networks such as MySpace, YouTube, XING and Facebook, all the leading e-mail providers, news and the four major instant messaging providers. The new web’n’walk, which is about to be launched shortly, will make using Internet services even more attractive and easier, just as the iPhone has done.

Rolling out network-centric ICT

The trend toward convergence of IT, telecommunications services and applications to create an ICT environment continues apace. T-Systems picked up on this trend early on by focusing strategically on network-centric ICT services. The company operates a wide range of ICT solutions such as Dynamic Services along with integrated solutions for workstations and entire industries – from goods tracking through to toll collection.

T-Systems currently supports approximately 1.4 million IT workstations in more than 100 countries around the globe, and again increased its customer base in the third quarter of 2008. A contract for infrastructure and basic services for 20,000 SAP users was signed with Stora Enso, the world’s second-largest paper and packaging products manufacturer. T-Systems is also building on its cooperation with Alcatel-Lucent and will operate 40,000 PC workstations in Europe and the Middle East in the future.

Demand for dynamic ICT services is set to increase further. Thanks to investment in computing capacity and infrastructure in the Asian region in particular, T-Systems is creating the conditions for securing a share of international market growth and building on its leading role with network-centric ICT.

Development of business in the Group.

Net revenue

We generated revenue of EUR 45.6 billion in the first nine months of 2008, a decrease of EUR 1.2 billion or 2.5 percent year-on-year. Current year revenue was negatively affected by exchange rate effects totaling EUR 1.5 billion. These were primarily the result of the translation of U.S. dollars and pounds sterling. Revenue growth in the Mobile Communications USA operating segment on a U.S. dollar basis was offset by negative effects from the translation into euros. Changes in the composition of the Group had a positive effect of EUR 0.7 billion, primarily resulting from the first-time consolidation of Orange Nederland and SunCom. These positive effects were partially offset by effects of the deconsolidation of Media&Broadcast, T-Online France and T-Online Spain, which totaled EUR 0.4 billion.

The Mobile Communications Europe operating segment recorded revenue growth of 1.1 percent year-on-year in the first nine months of 2008. Changes in the composition of the Group due to the inclusion of Orange Nederland had a positive effect on the revenue development of the operating segment, offset by negative exchange rate effects as well as persistently fierce price competition and the resulting decline in voice minute revenues.

Revenue in the Mobile Communications USA operating segment was up slightly compared with the previous year. Measured in U.S. dollars, the revenue generated by Mobile Communications USA grew by 13.7 percent, primarily due to the continued increase in customer numbers in addition to the effect of the inclusion of SunCom. Negative exchange rate effects from the translation of U.S. dollars into euros impacted segment revenue, however.

Revenue in the Broadband/Fixed Network operating segment decreased year-on-year by 6.6 percent, mainly due to continuing line losses and the growing popularity of complete packages and flat rate components. The revenue decline was not fully offset by growth in the number of DSL lines and leased unbundled local loop lines, also due to the reduction in prices in the broadband market.

Revenue in the Business Customers operating segment also declined. In addition to existing price and competitive pressure in the telecommunications services business, the deconsolidation of Media&Broadcast and the reassignment of ActiveBilling within the Group had a negative impact on revenue.

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,125	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516
Mobile Communications Europe[a]	4,992	5,187	5,381	5,325	1.1	15,560	15,388	1.1	20,713
Mobile Communications USA[a]	3,461	3,498	3,657	3,562	2.7	10,616	10,575	0.4	14,075
Broadband/Fixed Network[a]	5,382	5,291	5,314	5,626	(5.5)	15,987	17,113	(6.6)	22,690
Business Customers[a]	2,603	2,667	2,716	2,917	(6.9)	7,986	8,785	(9.1)	11,987
Group Headquarters & Shared Services[a]	884	915	928	966	(3.9)	2,727	2,906	(6.2)	3,868
Intersegment revenue[b]	(2,344)	(2,433)	(2,542)	(2,703)	6.0	(7,319)	(8,046)	9.0	(10,817)

a	Total revenue (including revenue between operating segments).
b	Elimination of revenue between operating segments.

Contribution of the operating segments to net revenue (after elimination of revenue between segments)

	Q1 - Q3 2008 millions of €	Proportion of net revenue of the Group %	Q1 - Q3 2007 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2007 millions of €
Net revenue	45,557	100.0	46,721	100.0	(1,164)	(2.5)	62,516
Mobile Communications Europe	15,047	33.0	14,856	31.8	191	1.3	20,000
Mobile Communications USA	10,606	23.3	10,556	22.6	50	0.5	14,050
Broadband/Fixed Network	13,285	29.2	14,409	30.8	(1,124)	(7.8)	19,072
Business Customers	6,151	13.5	6,606	14.1	(455)	(6.9)	8,971
Group Headquarters & Shared Services	468	1.0	294	0.7	174	59.2	423

With 33.0 percent, the Mobile Communications Europe operating segment provided the largest contribution to the net revenue of the Group. While the Mobile Communications Europe and Mobile Communications USA operating segments increased their contribution to net revenue year-on-year, the contributions by the Broadband/Fixed Network and Business Customers operating segments decreased.

Breakdown of revenue by regions

The proportion of net revenue generated outside Germany in the first nine months of 2008 increased by 1.9 percentage points compared with the prior-year period to reach 52.6 percent. The reason was the decrease in domestic revenue, primarily in the Broadband/Fixed Network and Business Customers operating segments.

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,125	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516
Domestic	7,254	7,184	7,158	7,609	(5.9)	21,596	23,026	(6.2)	30,694
International	7,724	7,941	8,296	8,084	2.6	23,961	23,695	1.1	31,822
Proportion generated internationally (%)	51.6	52.5	53.7	51.5		52.6	50.7		50.9
Europe (excluding Germany)	4,144	4,318	4,510	4,383	2.9	12,972	12,761	1.7	17,264
North America	3,460	3,497	3,642	3,597	1.3	10,599	10,636	(0.3)	14,159
Other	120	126	144	104	38.5	390	298	30.9	399

Cost of sales

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Cost of sales	(8,248)	(8,607)	4.2	(24,912)	(25,817)	3.5	(35,337)

Aside from exchange rate effects amounting to EUR 0.8 billion, the decrease of EUR 0.9 billion in the cost of sales compared with the first nine months of 2007 was due to cost reductions and efficiency gains. The Mobile Communications USA operating segment, on the other hand, recorded an increase in the cost of sales resulting from its revenue growth.

Selling expenses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Selling expenses	(3,948)	(4,064)	2.9	(11,467)	(12,076)	5.0	(16,644)

Selling expenses decreased by EUR 0.6 billion compared with the first nine months of the prior year. This was mainly due to exchange rate effects of EUR 0.5 billion and lower marketing expenses.

General and administrative expenses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
General and administrative expenses	(1,230)	(996)	(23.5)	(3,563)	(3,224)	(10.5)	(5,133)

The increase in general and administrative expenses of EUR 0.3 billion compared with the first nine months of the prior year was mainly attributable to costs for IT and projects, increased expenses in the Broadband/Fixed Network and Business Customers operating segments, consulting and central projects, as well as to changes in the composition of the Group.

Other operating income/ expenses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Other operating income	600	362	65.7	1,613	1,250	29.0	1,645
Other operating expenses	(315)	(477)	34.0	(749)	(1,105)	32.2	(1,761)

Other operating income increased by EUR 0.4 billion compared with the first nine months of 2007, mainly as a result of the gain on the disposal of Media&Broadcast. Comparable, although slightly lower, gains were recorded in the prior-year period from the disposals of T-Online France and T-Online Spain. Additional income was also recorded in the 2008 reporting period from the sale of an asset, from the reclassification of real estate from assets held for sale to non-current assets, and a receivable for electricity tax reimbursements.

Other operating expenses decreased by EUR 0.4 billion year-on-year in the first nine months of the year, partly due to the non-recurrence of the reduction in the carrying amount of goodwill recognized at T-Mobile Netherlands in 2007. Expenses were incurred relating to the disposal of DeTeImmobilien, while in the previous year there were expenses in connection with the sale of call centers.

Profit (loss) from operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Profit (loss) from operations	2,298	1,868	2,313	1,911	21.0	6,479	5,749	12.7	5,286
Mobile Communications Europe	759	861	1,120	790	41.8	2,740	2,151	27.4	2,436
Mobile Communications USA	502	584	570	563	1.2	1,656	1,567	5.7	2,017
Broadband/Fixed Network	909	837	930	947	(1.8)	2,676	2,852	(6.2)	3,250
Business Customers	479	(65)	(7)	26	n.a.	407	104	n.a.	(323)
Group Headquarters & Shared Services	(277)	(305)	(260)	(401)	35.2	(842)	(866)	2.8	(1,973)
Reconciliation	(74)	(44)	(40)	(14)	n.a.	(158)	(59)	n.a.	(121)

Profit from operations in the Group increased by 12.7 percent year-on-year to EUR 6.5 billion. This trend was primarily a result of cost-saving and efficiency enhancement programs in the Group. The gain on the disposal of Media&Broadcast generated in the first nine months of 2008 exceeded the gains on the disposal of T-Online France and T-Online Spain of the previous year. Profit from operations was also positively affected by a year-on-year decrease in depreciation and amortization. The increase in profit from operations was particularly significant in the Mobile Communications Europe and Business Customers operating segments.

Profit/loss from financial activities

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €[a]	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €[a]	Change %	FY 2007 millions of €
Profit (loss) from financial activities	(679)	(704)	3.6	(2,332)	(2,238)	(4.2)	(2,833)
Finance costs	(556)	(606)	8.3	(1,898)	(1,949)	2.6	(2,514)
Interest income	81	68	19.1	239	184	29.9	261
Interest expense	(637)	(674)	5.5	(2,137)	(2,133)	(0.2)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	60	29	n.a.	76	42	81.0	55
Other financial income (expense)	(183)	(127)	(44.1)	(510)	(331)	(54.1)	(374)

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

The increase in loss from financial activities compared with the first three quarters of 2007 was predominantly attributable to the downgrade of Deutsche Telekom AG’s rating to BBB+/Baa1 in the second quarter of 2008 and the resulting adjustment to the carrying amounts for a number of bonds with rating-linked coupons.

Personnel

	Third quarter of 2008			First three quarters of 2008
	Q3 2008	Q3 2007	Change %	Q1 - Q3 2008	Q1 - Q3 2007	Change %	FY 2007
Personnel costs (millions of €)	(3,286)	(3,528)	6.9	(10,063)	(10,543)	4.6	(15,387)
Average number of employees	235,970	241,768	(2.4)	236,752	244,368	(3.1)	243,736

	Sept. 30, 2008	Dec. 31, 2007	Change	Change %	Sept. 30, 2007
Number of employees at balance sheet date	230,079	241,426	(11,347)	(4.7)	241,589
Germany	135,701	148,938	(13,237)	(8.9)	151,882
International	94,378	92,488	1,890	2.0	89,707

Non-civil servants	196,940	205,867	(8,927)	(4.3)	204,419
Civil servants	33,139	35,559	(2,420)	(6.8)	37,170

Trainees and student interns at balance sheet date	11,605	11,932	(327)	(2.7)	11,941

The year-on-year decrease in personnel costs by 4.6 percent to EUR 10.1 billion in the first nine months of 2008 is mainly attributable to further headcount reductions. The number of employees declined both as of the reporting date as well as on average. This resulted mainly from further staffing cut-backs in Germany and Eastern Europe. Changes in the composition of the Group and an increase in headcount in the Mobile Communications USA operating segment had an offsetting effect.

Depreciation, amortization and impairment losses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Amortization and impairment of intangible assets	(783)	(953)	17.8	(2,332)	(2,531)	7.9	(3,490)
of which: UMTS licenses	(217)	(227)	4.4	(655)	(682)	4.0	(908)
Depreciation and impairment of property, plant and equipment	(1,798)	(2,056)	12.5	(5,604)	(5,996)	6.5	(8,121)
Total depreciation, amortization and impairment losses	(2,581)	(3,009)	14.2	(7,936)	(8,527)	6.9	(11,611)

Depreciation, amortization and impairment losses decreased year-on-year by EUR 0.6 billion, mainly as a result of lower depreciation of technical equipment and machinery under property, plant and equipment. An additional reason for the decrease is the non-recurrence of a reduction of EUR 0.2 billion in the carrying amount of goodwill recognized at T-Mobile Netherlands in 2007 in connection with the recognition of tax loss carryforwards.

Profit/loss before income taxes

Profit before income taxes for the first nine months of 2008 was EUR 4.1 billion, up 18.1 percent over the prior-year period. This trend was primarily a result of cost-saving and efficiency enhancement programs in the Group. The gain on the disposal of Media&Broadcast generated in the first nine months of 2008 exceeded the gains on the disposal of T-Online France and T-Online Spain of the previous year. Profit before income taxes was also positively affected by a year-on-year decrease in depreciation and amortization.

Income taxes

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €[a]	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €[a]	Change %	FY 2007 millions of €
Income taxes	(553)	(776)	28.7	(1,459)	(1,765)	17.3	(1,373)

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Income taxes decreased year-on-year despite the higher profits before income taxes. This was mainly due to the recognition of EUR 0.7 billion as a one-time deferred tax expense in the third quarter of the prior year resulting from the remeasurement of deferred tax assets and liabilities made necessary by the reduction of the corporate income tax rate in Germany from 39 percent to 30.5 percent.

Net profit

Net profit increased year-on-year by EUR 0.9 billion to EUR 2.2 billion for the first nine months of 2008, mainly due to the aforementioned effects. In addition, the year-on-year reduction in tax expense contributed to the increase in net profit. This reduction was mainly due to a deferred tax expense in the previous year because of the reduction in corporate income tax as part of the corporate tax reform.

Liquidity and Capital Resources

Liquidity

	Third quarter of 2008		First three quarters of 2008
	Q3 2008 millions of €	Q3 2007[a] millions of €	Q1 - Q3 2008 millions of €	Q1 - Q3 2007[a] millions of €	FY 2007 millions of €
Net cash from operating activities	4,285	5,137	11,298	10,352	13,714
Net cash used in investing activities	(2,509)	(1,171)	(8,946)	(3,468)	(8,054)
Net cash used in financing activities	(616)	(2,605)	(1,478)	(6,143)	(6,125)
Effect of exchange rate changes on cash and cash equivalents	(3)	(57)	37	(56)	(100)
Net increase (decrease) in cash and cash equivalents	1,157	1,304	911	685	(565)
Cash and cash equivalents, at the beginning of the period	1,954	2,146	2,200	2,765	2,765
Cash and cash equivalents, at end of the period	3,111	3,450	3,111	3,450	2,200

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Net cash from operating activities

Net cash from operating activities amounted to EUR 11.3 billion in the reporting period, compared with EUR 10.4 billion in the prior-year period. The increase was primarily attributable to favorable changes in working capital and lower interest payments. The year-on-year increase in income tax payments had an offsetting effect. Payments of EUR 0.4 billion were recorded in the first three quarters of 2008, compared with receipts of EUR 0.4 billion in the prior-year period.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 8.9 billion as compared with EUR 3.5 billion in the same period of the previous year. The main factors contributing to this change were outflows for the acquisition of SunCom in the amount of EUR 1.0 billion and for the acquisition of shares in OTE in the amount of EUR 2.6 billion. There were no comparable outflows in the same period of the prior year. In addition, cash outflows for intangible assets and property, plant and equipment increased by EUR 0.5 billion, primarily as a result of the 2G and 3G network roll-out in the United States, while inflows for property, plant and equipment, particularly from real estate disposals, decreased by EUR 0.4 billion.

Net cash used in financing activities

Net cash used in financing activities in the first three quarters of 2008 totaled EUR 1.5 billion, compared with EUR 6.1 billion in the first three quarters of 2007.

This change was mostly attributable to the higher proceeds from the issue of non-current financial liabilities of EUR 4.7 billion, while repayments decreased by EUR 0.2 billion. Net current financial liabilities, on the other hand, did not change significantly compared with the prior-year period.

The issue of financial liabilities in the 2008 reporting period consisted in particular of the net issue of commercial papers for EUR 2.7 billion, the issue of a Eurobond of EUR 1.5 billion, the issue of medium-term notes of EUR 1.5 billion, the issue of U.S. dollar bonds amounting to EUR 1.0 billion and the issue of a Samurai bond of EUR 0.3 billion. In addition, promissory notes were issued for an amount of EUR 1.3 billion and a loan of EUR 0.5 billion was taken out with the European Investment Bank. A benchmark bond amounting to EUR 2.0 billion, medium-term notes amounting to EUR 1.5 billion, a U.S. dollar bond amounting to EUR 0.5 billion, as well as bonds and drawn credit lines by SunCom amounting to EUR 0.7 billion were repaid during the same period. Net repayments of drawdowns under short-term credit lines amounting to EUR 1.3 billion were also made, and a loan of EUR 0.2 billion from Kreditanstalt für Wiederaufbau was repaid.

In addition, dividend payments increased by EUR 0.2 billion year-on-year, primarily due to the higher dividend payments by Deutsche Telekom AG.

Total Financial Liabilities

The following table summarizes our total financial liabilities as of September 30, 2008 and 2007, and December 31, 2007:

	Sept. 30, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	Sept. 30, 2007 millions of €
Bonds	35,691	32,294	3,397	10.5	33,079
Liabilities to banks	4,409	4,260	149	3.5	2,934
Liabilities to non-banks from promissory notes	848	690	158	22.9	692
Liabilities from derivatives	894	1,002	(108)	(10.8)	927
Lease liabilities	2,029	2,139	(110)	(5.1)	2,161
Liabilities arising from ABS transactions	—	—	—	—	807
Other financial liabilities	2,704	2,521	183	7.3	2,527
Total	46,575	42,906	3,669	8.6	43,127

Total financial liabilities increased as of September 30, 2008, compared to December 31, 2007 due to issuances and repayments as described above in “Net cash used in financing activities.”

The principal amount, scheduled maturities and interest rates of the liabilities issued in 2008 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in millions of €)
Fixed Rate Bond	1,500	April 14, 2015	5.75%
Fixed Rate Bond	578	August 20, 2018	6.75%
Fixed Rate Bond	442	August 20, 2013	5.88%
Fixed Rate Bond	205	February 22, 2013	2.47%
Floating Rate Bond	95	February 22, 2013	JPYLIBOR6M + 1.30%
Medium-Term Note	200	March 17, 2023	5.85%
Medium-Term Note	500	January 10, 2014	5.75%
Medium-Term Note	750	September 10, 2014	5.88%
Medium-Term Note	29	January 22, 2013	PRIBOR3M + 0.66%
EIB Loan	300	January 21, 2015	4.85%
EIB Loan	207	May 26, 2015	8.22%

Credit Ratings

Following the announcement, on May 14, 2008, of our closing of an acquisition of a shareholding in Hellenic Telecommunications Organization SA (OTE), Moody’s and Standard & Poor’s lowered our long-term senior unsecured debt ratings from A3 and A- to Baa1 and BBB+, respectively. This downgrade resulted in a 50 basis point increase in interest rates due to step-up provisions in bonds having an aggregate outstanding principal amount of approximately EUR 8.9 billion as at March 31, 2008. The maturities of these bonds are spread over the period 2010 – 2030. We estimate that this interest rate step-up will increase our cash outlays for interest by approximately EUR 45 million in 2009, declining in the following years. For accounting purposes, in the second quarter of this year, we recognized additional interest expense of EUR 0.2 billion and increased the book values of the relevant bonds by that amount to reflect the change in the present value of the estimated future payments. Further downgrades of our ratings by Moody’s and Standard & Poor’s would result in an increase in the interest payable on other obligations that contain step-up provisions, as described in our 2007 annual report on Form 20-F, and could raise the cost of our debt refinancing activities generally.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments.

	Q3 2008 millions of €	Q3 2007 millions of €	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	FY 2007 millions of €
Capital expenditures	2,137	1,686	5,766	5,293	8,015
Investments in subsidiaries and non-current financial assets	121	18	3,832	101	1,811
Proceeds from disposal of non-current assets and investments	(2)	(436)	(1,085)	(1,535)	(1,782)
Other	253	(97)	433	(391)	10
Net cash used for investing activities	2,509	1,171	8,946	3,468	8,054

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s operating segments for the third quarters and the first nine months of the years 2008 and 2007, as well as for the full 2007 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective periods.

Segment information in the quarters

Q3 2008 Q3 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method[a] millions of €
Mobile Communications Europe	5,197	184	5,381	1,120	(893)	0	33,247	14
	5,138	187	5,325	790	(933)	(181)	34,562	0
Mobile Communications USA	3,653	4	3,657	570	(447)	0	32,763	15
	3,556	6	3,562	563	(462)	(3)	30,468	10
Broadband/Fixed Network	4,371	943	5,314	930	(857)	(3)	25,685	83
	4,712	914	5,626	947	(865)	(49)	25,126	160
Business Customers	2,069	647	2,716	(7)	(197)	0	8,006	26
	2,184	733	2,917	26	(218)	1	9,271	17
Group Headquarters & Shared Services	164	764	928	(260)	(177)	(11)	11,813	2,683
	103	863	966	(401)	(176)	(135)	11,460	4
Total	15,454	2,542	17,996	2,353	(2,571)	(14)	111,514	2,821
	15,693	2,703	18,396	1,925	(2,654)	(367)	110,887	191
Reconciliation	—	(2,542)	(2,542)	(40)	3	1	(3,244)	(1)
	—	(2,703)	(2,703)	(14)	11	1	(2,501)	(1)
Group	15,454	—	15,454	2,313	(2,568)	(13)	108,270	2,820
	15,693	—	15,693	1,911	(2,643)	(366)	108,386	190

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Segment information in the first nine months

Q1 – Q3 2008 Q1 – Q3 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method[a] millions of €
Mobile Communications Europe	15,047	513	15,560	2,740	(2,774)	0	33,247	14
	14,856	532	15,388	2,151	(2,872)	(181)	34,562	0
Mobile Communications USA	10,606	10	10,616	1,656	(1,316)	(21)	32,763	15
	10,556	19	10,575	1,567	(1,415)	(10)	30,468	10
Broadband/Fixed Network	13,285	2,702	15,987	2,676	(2,638)	(6)	25,685	83
	14,409	2,704	17,113	2,852	(2,695)	(53)	25,126	160
Business Customers	6,151	1,835	7,986	407	(583)	(9)	8,006	26
	6,606	2,179	8,785	104	(656)	0	9,271	17
Group Headquarters & Shared Services	468	2,259	2,727	(842)	(524)	(91)	11,813	2,683
	294	2,612	2,906	(866)	(526)	(156)	11,460	4
Total	45,557	7,319	52,876	6,637	(7,835)	(127)	111,514	2,821
	46,721	8,046	54,767	5,808	(8,164)	(400)	110,887	191
Reconciliation	—	(7,319)	(7,319)	(158)	26	0	(3,244)	(1)
	—	(8,046)	(8,046)	(59)	36	1	(2,501)	(1)
Group	45,557	—	45,557	6,479	(7,809)	(127)	108,270	2,820
	46,721	—	46,721	5,749	(8,128)	(399)	108,386	190

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Segment information for the 2007 financial year

FY 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	20,000	713	20,713	2,436	(3,903)	(338)	35,151	0
Mobile Communications USA	14,050	25	14,075	2,017	(1,883)	(9)	30,146	10
Broadband/Fixed Network	19,072	3,618	22,690	3,250	(3,605)	(70)	25,668	86
Business Customers	8,971	3,016	11,987	(323)	(882)	(25)	9,352	18
Group Headquarters & Shared Services	423	3,445	3,868	(1,973)	(708)	(259)	11,946	4
Total	62,516	10,817	73,333	5,407	(10,981)	(701)	112,263	118
Reconciliation	—	(10,817)	(10,817)	(121)	48	23	(3,201)	0
Group	62,516	—	62,516	5,286	(10,933)	(678)	109,062	118

Reconciliation of total profit/loss of segments to the Group’s profit/loss for the period

	Third quarter of 2008		First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 [a] millions of €	Q1 - Q3 2008 millions of €	Q1 - Q3 2007[a] millions of €	FY 2007 millions of €
Total profit (loss) of reportable segments	2,353	1,925	6,637	5,808	5,407
Reconciliation to the Group	(40)	(14)	(158)	(59)	(121)
Profit from operations of the Group	2,313	1,911	6,479	5,749	5,286
Profit (loss) from financial activities	(679)	(704)	(2,332)	(2,238)	(2,833)
Profit before taxes	1,634	1,207	4,147	3,511	2,453
Income taxes	(553)	(776)	(1,459)	(1,765)	(1,373)
Profit after income taxes	1,081	431	2,688	1,746	1,080

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Development of business in the operating segments.

Mobile Communications Europe and Mobile Communications USA.

Mobile Communications: Customer development and selected KPIs

	Sept. 30, 2008 millions	June 30, 2008 millions	Change Sept. 30, 2008/ June 30, 2008%	Dec. 31, 2007 millions	Change Sept. 30, 2008/ Dec. 31, 2007%	Sept. 30, 2007 millions	Change Sept. 30, 2008/ Sept. 30, 2007%
Mobile Communications Europe[a]	94.5	93.5	1.1	90.9	4.0	88.1	7.3
T-Mobile Deutschland[b]	38.8	38.4	1.0	36.0	7.8	34.5	12.5
T-Mobile UKc	16.8	16.8	0.0	17.3	(2.9)	17.0	(1.2)
PTC (Poland)	13.0	12.8	1.6	13.0	0.0	12.7	2.4
T-Mobile Netherlands (NL)[d]	5.3	5.3	0.0	4.9	8.2	4.8	10.4
T-Mobile Austria (A)	3.3	3.3	0.0	3.3	0.0	3.2	3.1
T-Mobile CZ (Czech Republic)	5.4	5.3	1.9	5.3	1.9	5.2	3.8
T-Mobile Hungary	5.2	5.1	2.0	4.9	6.1	4.6	13.0
T-Mobile Croatia	2.6	2.5	4.0	2.4	8.3	2.3	13.0
T-Mobile Slovensko (Slovakia)	2.3	2.3	0.0	2.4	(4.2)	2.3	0.0
Other[e]	1.8	1.7	5.9	1.6	12.5	1.5	20.0
Mobile Communications USA[a]	32.1	31.5	1.9	29.8	7.7	28.9	11.1
Mobile customers (total)[a]	126.7	125.0	1.4	120.8	4.9	117.0	8.3

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers were also included in the historic customer base.
b	On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month’s notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems.
c	Including Virgin Mobile.
d	Including the first-time consolidation of Orange Nederland from October 1, 2007 and Online (formerly Orange Nederland Breedband B. V.) in the second quarter of 2008. The consolidation of Online has no effect on the number of customers of the T-Mobile Netherlands Group, as only mobile communications customers are shown.
e	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Mobile Communications Europe

The positive customer growth in the Mobile Communications Europe operating segment continued in the first nine months of 2008. The highest increases compared with the end of 2007 were generated by T-Mobile Deutschland (2.8 million customers), T-Mobile Netherlands (0.4 million customers) and T-Mobile Hungary (0.3 million customers). The T-Mobile companies in Croatia, the Czech Republic, Macedonia, and Montenegro also contributed to customer growth. Contract customer figures continued to rise encouragingly in the first nine months of 2008. The share of contract customers as a proportion of the total customer base increased in particular in the T-Mobile companies in Slovakia, Poland, the Czech Republic, Austria and Hungary, as well as in the other Southeastern European companies. This success is due to the focused customer acquisition strategy – marketing calling plans with minute buckets, flat-rate plans, and new, attractive hardware offers in conjunction with a fixed-term contract. In Germany and the other markets where T-Mobile offers the Apple iPhone 3G, this device made a significant contribution to contract customer growth.

Mobile Communications USA

The Mobile Communications USA operating segment added 670,000 customers in the third quarter of 2008, compared to 857,000 in the third quarter of 2007. New contract customers accounted for 44 percent of the new customers in the third quarter of 2008, compared to 65 percent in the third quarter of 2007. The lower share of contract customers in the third quarter of 2008 compared to the third quarter 2007 and the second quarter 2008 can be attributed primarily to an increase in contract churn. The two-year anniversary of the introduction of two-year contracts in April 2006 was the main reason for the increase in contract churn in the third quarter of 2008. Contract gross adds in the third quarter were up compared to the second quarter as well as year-on-year – a reflection of successful products such as myFaves, now with more than 7 million customers, FlexPay, an innovative hybrid plan that combines elements of traditional postpaid and prepaid plans, and T-Mobile@Home, a landline replacement product that was launched at the beginning of July 2008. T-Mobile USA ended the third quarter of 2008 with 32.1 million customers.

ARPU

	Q3 2008 Service Revenue	Q3 2008	Q3 2008 Average number of customers	Q2 2008 Service Revenue	Q2 2008	Q2 2008 Average number of customers	Q3 2007 Service Revenue	Q3 2007	Q3 2007 Average number of customers
	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)
Service Revenue
T-Mobile Deutschland	1,806	16	38.7	1,776	16	37.8	1,852	18	34.5
T-Mobile UKa	915	26	11.9	915	26	11.9	1,141	32	11.8
PTC (Poland)	602	16	12.9	563	15	12.9	487	13	12.6
T-Mobile Netherlands	388	24	5.3	403	26	5.2	273	35	2.6
T-Mobile Austria	255	26	3.3	260	26	3.3	281	29	3.2
T-Mobile CZ (Czech Republic)	346	21	5.4	324	20	5.3	285	18	5.2
T-Mobile Hungary	275	18	5.1	256	17	5.0	260	19	4.6
T-Mobile Croatia	174	22	2.6	138	18	2.5	166	25	2.2
T-Mobile Slovensko (Slovakia)	144	21	2.3	132	19	2.3	124	18	2.3
T-Mobile USA	3,180	33	31.8	3,031	32	31.1	3,076	38	27.3

a	Excludes Virgin Mobile customers and revenues for purposes of calculating ARPU.

ARPU	– average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services does not include the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Mobile Communications Europe: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue[a]	4,992	5,187	5,381	5,325	1.1	15,560	15,388	1.1	20,713
of which: T-Mobile Deutschland	1,884	1,953	2,002	2,059	(2.8)	5,839	6,019	(3.0)	7,993
T-Mobile UK	1,058	1,016	999	1,251	(20.1)	3,073	3,594	(14.5)	4,812
PTC	524	580	618	506	22.1	1,722	1,438	19.7	1,965
T-Mobile NLb	416	447	477	294	62.2	1,340	883	51.8	1,318
T-Mobile A	274	270	271	301	(10.0)	815	906	(10.0)	1,182
T-Mobile CZ	311	332	357	299	19.4	1,000	846	18.2	1,171
T-Mobile Hungary	258	282	305	287	6.3	845	830	1.8	1,118
T-Mobile Croatia	129	148	190	177	7.3	467	444	5.2	581
T-Mobile Slovensko	128	141	153	133	15.0	422	378	11.6	510
Other[c]	53	64	69	72	(4.2)	186	181	2.8	236
Profit from operations	759	861	1,120	790	41.8	2,740	2,151	27.4	2,436
Depreciation, amortization and impairment losses	(940)	(941)	(893)	(1,114)	19.8	(2,774)	(3,053)	9.1	(4,241)
Cash capex[d]	(471)	(318)	(395)	(405)	2.5	(1,184)	(1,240)	4.5	(1,938)
Number of employees[e]	29,279	28,968	29,192	30,742	(5.0)	29,156	30,339	(3.9)	30,802

a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements without taking into consideration consolidation effects at operating segment level.
b	Including first-time consolidation of Orange Nederland from October 1, 2007 and of Online (formerly Orange Nederland Breedband B. V.) in the second quarter of 2008, retroactively as of October 1, 2007.
c	“Other” includes revenues generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
e	Average number of employees.

Mobile Communications USA: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	3,461	3,498	3,657	3,562	2.7	10,616	10,575	0.4	14,075
Profit from operations	502	584	570	563	1.2	1,656	1,567	5.7	2,017
Depreciation, amortization and impairment losses	(460)	(430)	(447)	(465)	3.9	(1,337)	(1,425)	6.2	(1,892)
Cash capex[a]	(480)	(661)	(656)	(362)	(81.2)	(1,797)	(1,264)	(42.2)	(1,958)
Number of employees[b]	34,452	35,834	36,636	31,888	14.9	35,641	31,210	14.2	31,655

Including first-time consolidation of SunCom from February 22, 2008.

a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees.

Mobile Communications Europe: Total revenue

Total revenue in the Mobile Communications Europe operating segment increased by 1.1 percent year-on-year in the first three quarters of 2008 to EUR 15.6 billion. Adjusted for exchange rate fluctuations, PTC, T-Mobile CZ, and the Southeastern European national companies in particular further increased their revenue substantially compared with the previous year. Revenue at T-Mobile UK decreased, due mainly to a strong negative effect of the pound sterling exchange rate. Regulatory decisions also impacted revenue at T-Mobile UK in 2008. The continuing intense price competition and regulatory price cuts caused the revenues of T-Mobile Austria to decline and those of T-Mobile Deutschland to edge down slightly. However, increasing customer numbers and a targeted focus on attracting contract customers partially offset the decrease in revenue in both markets. The consolidation of Orange Nederland and Online (Orange Nederland Breedband B.V.) also had a positive effect on revenue growth in Europe.

Mobile Communications Europe: Profit from operations

Profit from operations in the Mobile Communications Europe operating segment increased by EUR 0.6 billion, or 27.4 percent year-on-year in the first three quarters of 2008. . The main drivers behind this development were increases in earnings at PTC and T-Mobile CZ. Cost reductions and the EUR 0.1 billion gain on the sale of an asset at T-Mobile Deutschland also contributed to the development in earnings as did lower depreciation and amortization at T-Mobile Austria and T-Mobile Deutschland. T-Mobile UK’s earnings were negatively impacted by higher expenses for customer retention measures and terminal equipment.

Mobile Communications Europe: Cash capex

Cash capex in the Mobile Communications Europe segment in the first three quarters of 2008 was slightly down on the previous year’s level. This trend was primarily due to lower cash capex at T-Mobile’s national companies in Austria and the United Kingdom. Higher capital expenditure in Poland and Hungary partially offset these decreases.

Mobile Communications Europe: Personnel

The average number of employees declined year-on-year, primarily due to the lower headcount at T-Mobile Deutschland. In Germany, the spin-off of customer service operations to Deutsche Telekom Kundenservice GmbH affected employee figures within the Group. As a result, Deutsche Telekom has reported former T-Mobile customer service employees in the Broadband/Fixed Network operating segment since the first quarter of 2008. These effects were countered mainly by the inclusion of Orange Nederland and Online employees and a sharp increase in the number of PTC employees following the expansion of sales through its own shops.

Mobile Communications USA: Total revenue

As a result of the significant rise in the euro exchange rate, T-Mobile USA’s revenue grew by only 0.4 percent year-on-year to EUR 10.6 billion in the first nine months of 2008. However, in U.S. dollars the operating segment increased its revenue by 13.7 percent year-on-year in the first nine months of 2008. The main factor driving the positive revenue trend was the growth in customers. In addition, the consolidation of SunCom after its acquisition in February 2008 contributed EUR 0.3 billion in consolidated revenues in the first nine months of 2008.

Mobile Communications USA: Profit from operations

Profit from operations grew year-on-year by 5.7 percent in euro terms. The increase is due to the increase in customers and revenues and improved margins.

Mobile Communications USA: Cash capex

Cash capex increased year-on-year from EUR 1.3 billion to EUR 1.8 billion in the first nine months of 2008. This increase in cash capex is primarily due to higher 3G capex in connection with the rollout of T-Mobile USA’s UMTS/HSDPA network as well as higher 2G capex. In the first nine months of 2008 alone, the number of 3G base stations increased from approximately 8,000 at the end of 2007 to approximately 14,700 at the end of the third quarter of 2008.

Mobile Communications USA: Personnel

The average number of employees rose year-on-year; this is attributed to sustained customer growth and business expansion, and the acquisition of SunCom in February 2008 which added approximately 1,850 new employees to T-Mobile USA.

Broadband/Fixed Network.

Broadband/ Fixed Network: Customer development and selected KPIs

	Sept. 30, 2008 millions	June 30, 2008 millions	Change Sept. 30, 2008/ June 30, 2008%	Dec. 31, 2007 millions	Change Sept. 30, 2008/ Dec. 31, 2007%	Sept. 30, 2007 millions	Change Sept. 30, 2008/ Sept. 30, 2007%
Broadband
Lines (total)[a,b]	14.8	14.6	1.4	13.9	6.5	13.3	11.3
of which: retail	11.6	11.2	3.6	10.2	13.7	9.5	22.1
Domestic[a]	13.1	13.1	0.0	12.5	4.8	12.0	9.2
of which: retail	10.2	9.9	3.0	9.0	13.3	8.5	20.0
International[a,b]	1.6	1.6	0.0	1.4	14.3	1.2	33.3

Fixed Network
Lines (total)[a,b]	34.6	35.2	(1.7)	36.6	(5.5)	37.2	(7.0)
Domestic[a]	29.2	29.8	(2.0)	31.1	(6.1)	31.6	(7.6)
of which: standard analog lines	20.9	21.4	(2.3)	22.4	(6.7)	22.9	(8.7)
of which: ISDN lines	8.4	8.4	0.0	8.6	(2.3)	8.7	(3.4)
International[a,b]	5.3	5.4	(1.9)	5.5	(3.6)	5.6	(5.4)

Wholesale/resale
Resale/IP-BSA[c]	3.1	3.4	(8.8)	3.7	(16.2)	3.7	(16.2)
of which: domestic	2.9	3.2	(9.4)	3.5	(17.1)	3.5	(17.1)
ULLs[d]	8.0	7.6	5.3	6.4	25.0	5.9	35.6
of which: domestic	7.9	7.5	5.3	6.4	23.4	5.9	33.9

Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

a	Lines in operation excluding internal use and public telecommunications, including wholesale services.
b	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
c	Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP-Bitstream Access. In the case of IP-Bitstream Access (IP-BSA), Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.
d	Unbundled local loop (ULL) lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

The number of broadband lines operated by the Group increased by 1.5 million compared with the end of the third quarter of 2007 to a total of 14.8 million. In Germany, the number of broadband lines operated by Deutsche Telekom – mainly driven by the T-Home retail business – rose by 1.1 million year-on-year to 13.1 million, although the resale business declined.

T-Home is by far the largest broadband provider in Germany with 10.2 million retail broadband lines. In the third quarter of 2008, T-Home recorded net additions of 344,000 retail DSL customers. This puts T-Home’s new customer market share at around 49 percent, the highest figure recorded by T-Home since the introduction of DSL resale on July 1, 2004. Attractive pricing models, regional pricing campaigns, and improved service are driving this growth.

Along with VDSL expansion in 50 towns and cities, Deutsche Telekom is working with local authorities to enable improved DSL service in rural areas where the investment does not otherwise make sound business sense from the Group’s perspective.

In the first three quarters of 2008, the number of existing customers choosing complete packages rose to 12.5 million – an increase of 2.4 million. At around 68 percent, products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. The number of Entertain lines rose by 141,000 to approximately 257,000 in the first three quarters of 2008.

Demand for unbundled local loop lines (ULLs) in Germany increased by 1.5 million from the end of 2007 to a total of 7.9 million lines. Among other factors, this increase was mainly the result of the migration of DSL resale customers to all-IP lines operated on the basis of ULLs. The decline in DSL resale lines in the third quarter of 2008 was partly offset by the migration to IP-BSA lines, reducing the number of resale/IP-BSA lines overall by 264,000 to 2.9 million. In the reporting period, Deutsche Telekom provided 54,000 of the IP-based bitstream access stand-alone lines (IP-BSA SA, not coupled to a PSTN line from Deutsche Telekom) introduced mid-year, which are sold to competitors as wholesale products.

The overall broadband market served by Broadband/Fixed Network international operations also grew in the first three quarters of 2008. With a total of 1.6 million broadband lines, including resale, the Broadband/Fixed Network segment achieved an increase outside Germany of 224,000 lines or 14.3 percent compared with December 31, 2007.

The Broadband/Fixed Network segment recorded a decrease in the number of fixed-network lines, as expected. The total number of fixed-network lines in Germany decreased by 2.0 percent or 574,000 lines in the third quarter of 2008 to 29.2 million.

The line losses include customers who previously obtained their broadband connection via a fixed network-based DSL resale line from Deutsche Telekom and are now migrating to a ULL-based IP line. The remainder is mainly attributable to customers switching to other fixed network, cable and mobile operators.

Broadband/Fixed Network: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	5,382	5,291	5,314	5,626	(5.5)	15,987	17,113	(6.6)	22,690
Domestic	4,830	4,729	4,709	5,002	(5.9)	14,268	15,096	(5.5)	20,078
of which: network communications	2,318	2,292	2,219	2,561	(13.4)	6,829	7,748	(11.9)	10,138
of which: wholesale services	1,122	1,079	1,085	1,124	(3.5)	3,286	3,365	(2.3)	4,482
of which: IP/Internet	624	618	613	602	1.8	1,855	1,824	1.7	2,452
of which: other fixed-network services[a]	529	507	533	588	(9.4)	1,569	1,766	(11.2)	2,405
International	564	575	620	632	(1.9)	1,759	2,052	(14.3)	2,654
Profit from operations	909	837	930	947	(1.8)	2,676	2,852	(6.2)	3,250
Depreciation, amortization and impairment losses	(901)	(883)	(860)	(914)	5.9	(2,644)	(2,748)	3.8	(3,675)
Cash capex[b]	(623)	(578)	(698)	(629)	(11.0)	(1,899)	(1,885)	(0.7)	(2,805)
Number of employees[c]	97,476	94,830	93,444	96,678	(3.3)	95,250	98,818	(3.6)	97,690
Domestic	81,660	79,245	78,107	79,334	(1.5)	79,671	80,385	(0.9)	79,704
International	15,816	15,585	15,337	17,344	(11.6)	15,579	18,433	(15.5)	17,986

a	Other revenue from other fixed-network services was reclassified and combined in other fixed-network services. Prior-year comparatives have been adjusted.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

T-Online France and T-Online Spain, which were previously assigned to Broadband/Fixed Network, were sold and are no longer included in the consolidated group of this operating business area since June 30, 2007 and July 31, 2007, respectively. The Scout24 group is reported in the domestic segment as the parent company has its registered office in Germany. ImmobilienScout GmbH has been fully consolidated since November 2007.

ActiveBilling was reassigned and, together with T-Mobile Deutschland GmbH’s call center operations, included in the Broadband/Fixed Network operating segment effective January 1, 2008.

Broadband/ Fixed Network: Total revenue

Total revenue in the first three quarters of 2008 decreased year-on-year primarily as a result of lower net revenue in Germany.

Broadband/ Fixed Network: Total revenue, domestic

Total domestic revenue in the first three quarters of 2008 was down 5.5 percent year-on-year at EUR 14.3 billion. This decline is attributable to the continuing line losses resulting from increased competition, the high acceptance of complete packages with a flat-rate component and falling charges for usage-based products. Other factors included a volume-related decline in interconnection revenue, lower prices in the broadband market, and decreased purchase of wholesale voice and data products by the Business Customers segment due to price and volume factors. Volume growth in the DSL retail business and in unbundled local loop lines only partially offset the decline in revenue.

In the network communications area, intense competition caused revenue to fall by 11.9 percent year-on-year to EUR 6.8 billion in the first three quarters of 2008. Revenue from fixed-network lines was 9.5 percent below the level for the first three quarters of 2007. Increased marketing of voice flat rates in conjunction with access line products did not offset the decline in revenue caused by the line losses. In addition, the flat rates reduced call revenues due to the decreasing proportion of billed minutes.

Revenue from wholesale products in the first three quarters of 2008 decreased by 2.3 percent year-on-year to EUR 3.3 billion. Factors included the lower number of interconnection lines and calls based on a reduction in origination services. The decline in DSL resale lines as a result of decreases in volume and prices as well as migration of customers to products such as bundled IP-BSA lines with lower regulatorily mandate prices also led to a decrease in revenues. These decreases were only partially offset by higher revenue from unbundled local loop lines.

IP/Internet revenue increased by 1.7 percent year-on-year to EUR 1.9 billion in the first three quarters of 2008 driven by volume growth in terms of DSL complete packages and the full consolidation of ImmobilienScout GmbH. This positive development was partly offset by effects such as the price cuts resulting from continuing competitive pressure or customer migration from individual DSL components to more favorably priced complete packages.

“Other fixed-network services,” comprising the areas of data communications, value-added services, and terminal equipment, recorded a revenue decline of 11.2 percent across the board to EUR 1.6 billion in the first three quarters of 2008 compared with the same period in the previous year due both to a decrease in volumes and, in part, to a reduction in prices.

Broadband/ Fixed Network: Total revenue, international

International revenue in the first three quarters of 2008 decreased by 14.3 percent year-on-year to EUR 1.8 billion. This decline can be attributed to the deconsolidation of T-Online France and T-Online Spain, with an impact of EUR 0.2 billion, tough competition in traditional fixed-network communications, and fixed-mobile substitution. Dynamic broadband growth and positive exchange rate effects at the subsidiaries in Eastern Europe did not fully compensate for the decline in the traditional fixed-network business.

Broadband/ Fixed Network: Profit from operations

Profit from operations decreased by 6.2 percent year-on-year to EUR 2.7 billion in the first three quarters of 2008. The negative development in international and domestic revenue was not fully offset by a reduction in revenue-related costs, lower market investments, and efficiency gains, as well as the overall positive effects of the changes in the composition of the Group. Additionally, expenditure for staff-related measures had a negative impact on profit from operations.

Broadband/ Fixed Network: Cash capex

At around EUR 1.9 billion, cash capex remained at the same level as in the first three quarters of 2007.

Broadband/ Fixed Network: Personnel

The consistent implementation of the workforce restructuring program continued to use socially responsible measures to reduce the average number of employees.

In Germany, the number of employees decreased slightly year-on-year despite the newly consolidated companies. This was due to the further use of workforce reduction measures such as partial or early retirement and voluntary redundancies, the transfer of civil servants and salaried employees to other employment opportunities, and the reassignment of staff to Group Headquarters & Shared Services. Around 4,700 employees were added at the beginning of 2008 following the reassignment of ActiveBilling and the inclusion of T-Mobile Deutschland GmbH’s call center operations in the Broadband/Fixed Network operating segment, along with the permanent employment of former trainees.

The average number of employees outside Germany also decreased year-on-year due to deconsolidation and the improvement of performance processes.

Business Customers.

Business Customers: Selected KPIs

	Sept. 30, 2008	June 30, 2008	Change Sept. 30, 2008/ June 30, 2008%	Dec. 31, 2007	Change Sept. 30, 2008/ Dec. 31, 2007%	Sept. 30, 2007	Change Sept. 30, 2008/ Sept. 30, 2007%
Computing & Desktop Services
Number of servers managed and serviced (units)	49,940	41,618	20.0	39,419	26.7	36,753	35.9
Number of workstations managed and serviced (millions)	1.47	1.8	(0.7)	1.46	0.7	1.45	1.4

Systems Integration[a]
Hours billed[b] (millions)	8.2	5.6	n.a.	11.4	n.a.	8.6	(4.7)
Utilization rate[c] (%)	80.7	80.3	0.4p	80.2	0.5p	80.2	0.5p

Percentages calculated on the basis of figures shown.

a	Domestic: excluding changes in the composition of the Group.
b	Cumulative figures at the balance sheet date.
c	Ratio of average number of hours billed to maximum possible hours billed per period.

The reporting structure of T-Systems was modified at the beginning of 2008 in line with the new operational orientation. As a result, reporting no longer shows Enterprise and Business Services. The Business Services unit is now fully integrated into Telecommunications. Computing & Desktop Services and Systems Integration were not affected by the realignment. In addition, the deconsolidation of Media&Broadcast and the reassignment of ActiveBilling to the Broadband/Fixed Network segment had a significant impact on T-Systems’ financial figures. This is a consequence of T-Systems’ focus on network-centric ICT services.

Development of business

The business customer market for ICT services again saw tough competition and intense price pressure in the first nine months of 2008. The positive development of directly comparable new order levels underlines the fact that T-Systems is on the right track with its new sales and marketing approach and its capacity for providing ICT and telecommunications services worldwide. Examples of this include the deals with Alcatel-Lucent and Stora Enso. The focus on major cross-border outsourcing contracts also contributed to T-Systems’ continued international growth. Examples of this are the large contracts with the energy and petrochemical group Royal Dutch Shell and Siemens (networking its locations in Eastern Europe), the South African insurance company Old Mutual Group (IT outsourcing) and Stora Enso (dynamic SAP service).

Business Customers: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	2,603	2,667	2,716	2,917	(6.9)	7,986	8,785	(9.1)	11,987
Computing & Desktop Services[a]	869	866	945	997	(5.2)	2,680	3,038	(11.8)	4,166
Systems Integration[a]	414	440	413	408	1.2	1,267	1,238	2.3	1,711
Telecommunications[a]	1,320	1,361	1,358	1,512	(10.2)	4,039	4,509	(10.4)	6,110
Profit (loss) from operations	479	(65)	(7)	26	n.a.	407	104	n.a.	(323)
Depreciation, amortization and impairment losses	(194)	(201)	(197)	(217)	9.2	(592)	(656)	9.8	(907)
Cash capex[b]	(138)	(193)	(293)	(201)	(45.8)	(624)	(623)	(0.2)	(921)
Number of employees[c]	53,129	52,254	52,387	56,499	(7.3)	52,590	56,498	(6.9)	56,566

a	The reporting structure of T-Systems was modified at the beginning of the 2008 financial year to reflect the new operational orientation. As a result, reporting will no longer show Enterprise and Business Services. The Business Services unit is now fully integrated into Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first nine months of 2007 these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
c	Average number of employees.

Business Customers: Total revenue

Total revenue generated by the Business Customers operating segment in the first nine months of 2008 amounted to EUR 8.0 billion, a year-on-year decrease of 9.1 percent. Both internal and external revenues were affected by this trend. The positive development of international business, for instance as a result of the deal with Shell, continued in the first nine months of 2008 with an increase in revenue of 5.4 percent. In Germany, revenue declined by 12.9 percent. The decrease in domestic revenue is attributable both to the continued price erosion in the telecommunications and IT business and to the sale of Media&Broadcast and the reassignment of ActiveBilling.

Business Customers: Net revenue

The Business Customers operating segment generated revenue of EUR 6.2 billion in the first nine months of 2008 from business with customers outside the Deutsche Telekom Group, a decrease of 6.9 percent compared with the same period last year. Initial successes from the strategic partnership with Cognizant were not sufficient to compensate for the price-driven decrease in revenue at Systems Integration. Telecommunications also recorded a decline which was partly attributable to changes in the composition of the Group and partly to significant price erosion in the voice and data business. The increase in IP revenues was not sufficient to offset this development. Despite deconsolidation effects, net revenue from Computing & Desktop Services nevertheless remained at the prior-year level. The contracts won in this segment partially offset falling prices in the mainstream IT business at Computing & Desktop Services.

Business Customers: Profit from operations

Profit from operations in the reporting period amounted to EUR 0.4 billion. The increase of EUR 0.3 billion is primarily due to the gain from the sale of Media&Broadcast.

Business Customers: Cash capex

At EUR 0.6 billion, cash capex in the reporting period remained at the prior-year level. The development of cash capex is mainly attributable to the transfer of non-current assets in connection with the large-scale contract with the oil company Royal Dutch Shell. Investments in Centrica were primarily responsible for the development of cash capex in the prior year.

Business Customers: Personnel

The average headcount in the Business Customers operating segment declined by 3,908 to 52,590, a decrease of 6.9 percent compared with the same period last year. The sale of Media&Broadcast and the reassignment of ActiveBilling to the Broadband/Fixed Network operating segment at the beginning of 2008 reduced the number of employees by approximately 3,000 compared with the corresponding prior-year period. The remaining reduction is due to the staff restructuring measures initiated in 2007. As a result, the average number of employees in Germany declined by 5,911 year-on-year to 34,757, a decrease of 14.5 percent. The average headcount abroad rose by 2,003 – an increase of 12.7 percent. This was mainly attributable to the internationalization strategy.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the operating segments. The Shared Services unit mainly consists of the Real Estate Services unit, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. In addition, Group Headquarters & Shared Services includes the shared services and headquarters functions of Magyar Telekom.

We sold our wholly owned subsidiary DeTeImmobilien, which provides real estate services for Deutsche Telekom, to the Austrian company Strabag SE in the third quarter of 2008 as part of our strategy of focusing on its core business. Far-reaching agreements have been reached to safeguard the jobs approximately 5,900 DeTeImmobilien employees and to determine their pay and benefits. Deutsche Telekom’s real estate is not affected by the sale

During the third quarter of 2008, Deutsche Telekom Accounting GmbH, which was set up on April 1, 2008, continued to efficiently bundle the accounting functions that were previously assigned to the operating segments in a shared service center in an effort to modernize and improve the efficiency our financial accounting and leverage economies of scale by consolidating our sites. The new company successfully completed its first location migrations, thus initiating the intended cost improvement process.

In the third quarter of 2008, Vivento, Deutsche Telekom’s personnel service provider, systematically continued its activities to secure additional external employment opportunities for civil servants and non-civil servant employees, predominantly in the public sector, as well as sustainable placement management to support staff restructuring.

Vivento had around 8,500 employees at the end of the reporting period. This figure comprises around 500 of Vivento’s own staff including management, approximately 3,100 call center unit employees, around 2,500 employees assigned to projects set up together with the German Federal Employment Agency and in other external positions, predominantly in the public sector, as well as around 2,400 additional transferees. External deployment at normal market terms and conditions is intended to partially finance the personnel costs of employees assigned.

In the reporting period, around 3,700 employees left Vivento to pursue new employment opportunities. Approximately 32,000 employees have thus found jobs outside Vivento since its formation. Some 2,000 additions to Vivento were recorded during the first nine months of the 2008 financial year, bringing the number of Deutsche Telekom staff transferred to Vivento since its formation to some 40,500. The employment rate remained high in the first nine months of 2008. During the reporting period, around 81 percent of the approximately 8,000 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations

	Third quarter of 2008					First three quarters of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	884	915	928	966	(3.9)	2,727	2,906	(6.2)	3,868
Loss from operations	(277)	(305)	(260)	(401)	35.2	(842)	(866)	2.8	(1,973)
Depreciation, amortization and impairment losses	(177)	(250)	(188)	(311)	39.5	(615)	(682)	9.8	(967)
Cash capex[a]	(103)	(100)	(101)	(101)	n.a.	(304)	(300)	(1.3)	(471)
Number of employees[b]	23,737	24,297	24,311	25,961	(6.4)	24,115	27,503	(12.3)	27,023
of which: at Vivento[c]	8,400	8,200	8,500	10,700	(20.6)	8,500	10,700	(20.6)	10,200

a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees.
c	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Group Headquarters & Shared Services: Total revenue

Total revenue generated in the Group Headquarters & Shared Services operating segment decreased by 6.2 percent year-on-year in the first nine months of the 2008 financial year. The main factor behind this trend was the revenue decrease at Vivento due to the sale of Vivento Technical Services GmbH (VTS) operations, the disposal of call center locations of Vivento Customer Services GmbH, and price cuts in the call center unit. In addition, revenue fell year-on-year in the Real Estate Services unit. This decline was mainly attributable to the revenue shortfall at Deutsche Funkturm GmbH, which was partially offset by volume-driven growth in revenue at Power and Air Condition Solution Management GmbH & Co. KG. DeTeFleetServices GmbH’s fleet business recorded revenue growth on the back of higher proceeds from vehicle sales as part of a regular replacement process. Deutsche Telekom Accounting GmbH, which was established in the reporting period, additionally generated revenue from charging the operating segments for accounting services.

Group Headquarters & Shared Services: Loss from operations

Loss from operations was reduced by EUR 24 million compared with the prior-year period. This positive development was mainly driven by two effects in the Real Estate Services unit: firstly, earnings due to the reclassification of real estate from assets held for sale to non-current assets and, secondly, income in connection with the recognition of a receivable for an electricity tax reimbursement. Further positive effects were achieved by lower expenses related to the disposal of call center locations and by the improvement in loss from operations following from the sale of the VTS operations, the disposal of call center locations, and a year-on-year reduction in headcount due to the staff fluctuation at Vivento. In addition, loss from operations benefited from lower depreciation and amortization, primarily related to our real estate property. These factors contributing to the improvement in loss from operations were partly offset by expenses related to the disposal of DeTeImmoblien, lower net contributions from real estate sales and the decline in revenue following price cuts in the call center unit.

Group Headquarters & Shared Services: Personnel

The average number of employees in the reporting period was 24,115. The decrease by 3,388 employees compared with the first nine months of 2007 is primarily attributable to the continued staff reduction at Vivento, which is mainly due to the sale of the VTS operations and the disposal of call center locations.

Risks and opportunities.

Financial market crisis.

Two effects of the financial market crisis are affecting refinancing for the Group:

•	In the current environment, new issues are only possible in much smaller volumes and within very limited windows of opportunity.

•

The banking crisis is also affecting the extension of bilateral credit lines. In particular, institutions that are split up or taken over by other banks are not likely to extend their credit lines. As a result, the number of facilities available to Deutsche Telekom will decrease over time. Nevertheless, with the exception of the insolvent Lehman Brothers Commercial Paper Inc., these credit lines are expected to be available to Deutsche Telekom for another two years. Deutsche Telekom’s bilateral credit lines currently total EUR 16.8 billion.

Data privacy.

•

Recently, cases of data misuse have come to light, including the theft of the data of several million customers at T-Mobile. The public prosecutor’s office is still investigating. Comprehensive measures to improve data security and transparency have been initiated. For further information, please refer to the “Outlook” section.

Deutsche Telekom files action against ruling on IP-BSA charges.

•

By virtue of its ruling dated May 13, 2008 and its amending decision dated May 26, 2008, the Federal Network Agency has stipulated for the period up to June 30, 2009 the charges for IP-Bitstream Access (IP-BSA) ADSL and IP-BSA ADSL Stand Alone (SA). On June 13, 2008, Deutsche Telekom filed an action against the ruling with the Cologne Administrative Court and initiated expedited proceedings. In its ruling dated August 4, 2008, the Court refused to allow the expedited proceedings because of a balancing of interests. The ruling has legal force, although the principal action is still pending and its chances of success have not been prejudiced by the Court. The clarification of the central legal issue will therefore be reserved for the principal proceedings.

Application for new interconnection charges filed with Federal Network Agency.

•

On September 19, 2008, Deutsche Telekom applied for new interconnection charges to the Federal Network Agency According to the application, competitors are to pay 0.47 eurocents (previously 0.43 ) and 0.78 eurocents (previously 0.71 ) per minute respectively for calls to the two main rate zones “local” and “single transit,” starting December 1, 2008. The charge for the “double transit” rate zone is to be brought in line with that for the “single transit” zone, i.e., 0.78 eurocents per minute (previously 1.08 ). By requesting an overall rise in interconnection charges, Deutsche Telekom is responding to the development in the PSTN: Traffic volumes in Deutsche Telekom’s traditional voice network have fallen by an average of around 10 percent a year since 2002. The main reasons are that an increasing number of people use mobile communications for their calls or choose alternative fixed-network operators, and narrowband Internet is losing significance. The Federal Network Agency is expected to rule on the application on November 30, 2008.

For additional explanations regarding other risk and a discussion of on-going litigation and regulatory proceedings in which the Group is involved, please refer to Deutsche Telekom’s annual report on Form 20-F for 2007 and its 2008 interim reports on Form 6-K on August 7, 2008 and May 16, 2008 that indicate on their cover pages that they are incorporated by reference into our existing registration statements.

Outlook.

Significant events after the balance sheet date (September 30, 2008).

Group

EU Commission gives unconditional approval to Deutsche Telekom’s investment in the Greek telecommunications group OTE.

•

The EU Commission in Brussels gave its unconditional approval to Deutsche Telekom’s investment in Hellenic Telecommunications S.A. (OTE) on October 2, 2008. In May 2008, the Greek government and Deutsche Telekom signed a shareholders’ agreement regarding an investment in OTE. Deutsche Telekom acquired an additional 3 percent of OTE’s shares from the Hellenic Republic on November 5, 2008, increasing its stake to 25 percent plus one vote. After completion of all stages of the transaction, the two parties together will hold a majority of 50 percent plus two votes in OTE. Previously, the Greek parliament, the Greek Inter-Ministerial Privatization Committee and the Supervisory Board of Deutsche Telekom had approved the agreement.

Deutsche Telekom creates new Board department to reinforce data privacy.

•

Deutsche Telekom resolved a comprehensive package of measures to improve data privacy and transparency. As part of this package, the Supervisory Board of Deutsche Telekom approved the Board of Management’s proposal to set up a seventh Board of Management department. This department will combine data privacy, legal affairs and compliance within one area of responsibility and significantly reinforce them. The Supervisory Board of Deutsche Telekom AG has appointed Dr. Manfred Balz as the Board member responsible for the new Data Privacy, Legal Affairs and Compliance department as of October 22, 2008.

•

In addition, the Group launched a website to provide information on the current status of data privacy at Deutsche Telekom in Germany. To increase transparency even further, the Group will produce an annual data privacy report and set up an independent data privacy council. In the future, Deutsche Telekom will have its customer systems certified for data privacy by independent providers and analyzed for security risks. For operational data privacy, access to customer data will be more restricted and systematically logged and administrators will be more closely monitored. In order to protect the data of particularly vulnerable individuals, there are plans to develop a concept in cooperation with the Federal Criminal Police Office and the police. With this package of measures, Deutsche Telekom is leading the way in highlighting the importance of data privacy in the information society.

Strategic realignment of Deutsche Telekom’s Business Customer segment.

•

We are systematically continuing to restructure the Group and are simplifying our sales organization in the various Business Customer segments. In the future, T-Home, Sales & Service-Deutschland will manage our business customers, which total around 160,000. T-Systems will focus solely on ICT solution business with our approximately 400 national and international key accounts, and will also be the first point of contact for public-sector customers and the healthcare sector. The realignment of the Business Customer segments reinforces both business customer business and top customer business in equal measure, and is an important milestone in establishing the Company’s leading market position in Germany. On November 4, 2008, our Supervisory Board decided to combine the business customer approach at T-Home, Sales & Service. The aim of this decision is to continue to expand business customer business by offering a competitive, customer-oriented range of services from a single source

Mobile Communications Europe

T-Mobile UK exclusively launches the Google Android cell phone T-Mobile G1.

•

On October 30, 2008 T-Mobile UK became the first European T-Mobile company to exclusively market the state-of-the-art and much-coveted Google Android cell phone T-Mobile G1. Approximately 25,000 customers had placed advanced orders before marketing even began. This hand-set takes T-Mobile on a whole new course in mobile communications. The T-Mobile G1 combines high-speed access to the mobile Internet with the Android open source mobile software which gives customers unrestricted access to applications and free software developed by third parties. It will be launched from the first quarter of 2009 in other European countries including Germany, Austria, the Czech Republic and the Netherlands.

Mobile Communications USA

T-Mobile USA further expands commercial 3G network availability.

•

T-Mobile USA continues to aggressively expand the third-generation (3G) wireless broadband service. On October 30, 2008, T-Mobile added Washington D.C. as the latest major population center to benefit from T-Mobile USA’s 3G service. By the end of November 2008, the number of locations with T-Mobile’s 3G coverage will amount to more than 120 major cities nationwide.

Broadband/ Fixed Network

New location concept for call centers.

•

Deutsche Telekom Kundenservice GmbH has proposed a plan to modernize and consolidate its service center structure in order to strengthen its market position. To this end, Deutsche Telekom AG intends to invest some EUR 70 million in improving the infrastructure. As no agreement has been reached on a reconciliation of interests or a social plan in previous negotiations, the Company has referred the matter to the conciliation committee.

Network production – technical competencies bundled.

•

Deutsche Telekom will transfer its four technical centers to Deutsche Telekom Netzproduktion GmbH (DT NP) as of December 1, 2008. This will bundle responsibility for the technology core business and increase the economic performance of network production in the interests of customers. Some 6,000 employees across Germany will be transferred to DT NP. The objective is to apply the protection arrangements negotiated by Telekom Service in the previous year, such as protection against compulsory redundancies until the end of 2012 and against outsourcing until 2010. Talks with employee representatives will begin soon.

T-Home honored as best Internet provider.

•

Stiftung Warentest (edition 11/2008) rated T-Home as the best Internet provider on the German market. Deutsche Telekom won the Best in Test award well ahead of other providers as the only provider to achieve a score of “good.” In addition to basic services such as Internet acess quality and the time it takes for the access to be activated, the test covered additional services like e-mail accounts and homepages. Stiftung Warentest also took a close look at the range of information available as well as customer care and support both over the phone and via e-mail.

Business Customers

T-Systems wins contract for the public authorities’ phone number 115.

•

The Federal Ministry of the Interior has awarded T-Systems a contract for the “universal public authorities” phone number 115.” D115, as the project is called, will provide the public with a single phone number to reach public authorities throughout Germany. The intention is to make it easier to find the right point of contact at public authorities for questions about parents’ child allowance or forms, ID cards or registry office appointments, for example. Deutsche Telekom will set the number up in all fixed, mobile and IP networks take all the calls from the various networks and forward them to dtms GmbH, the Mainz-based telecommunications company that is responsible for putting callers through to the municipal service centers. Deutsche Telekom’s role includes coordinating the transfer prices between the individual network operators.

Group Headquarters & Shared Services

Further sites of Vivento Customer Services GmbH sold.

•

Deutsche Telekom sold five Vivento Customer Services GmbH sites to the D+S europe group in October 2008. Operations in Berlin, Leipzig, Gera, Göttingen and Rottweil are scheduled to be transferred as of December 1, 2008. Together with the transfer of operations, the parties also agreed a five-year order commitment. Deutsche Telekom has thus safeguarded the jobs of the employees at these sites in the long term. The transaction is subject to approval by the Federal Cartel Office.

Development of revenue and profits.

Market expectations

The overall encouraging development in Deutsche Telekom’s international sales markets continues. Extremely fierce competition and further price erosion in the telecommunications industry, however, will continue to affect developments in Deutsche Telekom’s domestic sales markets.

Deutsche Telekom faces the challenges

Deutsche Telekom is responding to continuous technological change and tough competition in its sales markets by taking targeted measures. The most important of these are:

•

Improvements to the service culture and processes, investments in future product areas and simplification of the product range and pricing models tailored to target groups, with the aim of safeguarding existing customer relationships in the long term and attracting new customers.

•	Cost-cutting measures and further rationalization investments in more cost-effective IP networks.

•

Continuation of measures to adjust the workforce structure. The necessary staff reduction will be primarily implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements, and severance and voluntary redundancy payments.

•	Targeted consolidation in markets where Deutsche Telekom currently has a presence, but also activities outside these markets to leverage international economies of scale and synergies.

•

Proactive participation in important trends (mobile Internet, Web 2.0) through proprietary innovations, partnerships with other providers to integrate popular Internet services, and entrepreneurial involvement in related products and concepts.

All these measures are based on the “Focus, fix and grow” strategy which is expected to contribute sustainably to the positive development of revenue and profit and to safeguarding cash flow. The strategy therefore supports Deutsche Telekom’s efforts to continue offering its shareholders an attractive dividend.

General statement on business development in the Group

Deutsche Telekom aims to again achieve positive results for the entire Group.

Mobile Communications Europe

Deutsche Telekom expects customer numbers at Mobile Communications Europe to continue increasing and that the positive revenue and profit trends will also continue. A key growth driver is the range of innovative data services, especially an enhanced web’n’walk offering with new mobile devices and attractive rate plans. In addition, the full consolidation of Orange Nederland and Online has a positive impact on growth. Furthermore, cost savings should contribute positively to earnings trends.

Regulatory intervention, such as the regulation of data and text message roaming planned by the European Commission or the proposed EU recommendation on cost regulation of termination charges in mobile communications, legislative decisions and exchange rate risks may have a negative impact on revenue and profits.

The Group’s capital expenditure activities in the 2008 financial year will continue to focus primarily on its mobile communications business. In Europe, key areas will include improvements in the quality of the GSM networks and the further roll-out of the UMTS networks.

Mobile Communications USA

Deutsche Telekom expects continued revenue and profit growth for the Mobile Communications USA operating segment on a U.S. dollar basis, primarily due to the high rate of increase in customer numbers. An important driver of revenue growth is the inclusion of SunCom since February 22, 2008. The ongoing development of innovative data services will also support growth.

The development of the U.S. dollar exchange rate, however, may continue to significantly affect revenue and profit on a euro basis.

The focus of capital expenditure in the United States is on the improvement of network quality and coverage as well as the roll-out of 3G mobile networks.

Broadband/ Fixed Network

Deutsche Telekom will defend its market leadership in the broadband business. The number of broadband lines should increase, partly as a result of strong market growth and a successful market strategy.

“Entertain” products introduced in 2007 will continue to be expanded with the inclusion of new features and new rates in order to open up the mass market. Market shares in the traditional fixed network business will continue to be lost as a result of competition and technological developments.

With its quality and service campaign, the Broadband/Fixed Network operating segment is focusing in 2008 on safeguarding and defending its core voice and access business, and broadband market leadership. In addition, Deutsche Telekom is focusing on addressing growth areas with new products, for instance, an innovative IP connection that will offer many additional functions such as video telephony. Moreover, steps have been taken to reduce costs further along the entire value chain of the Broadband/Fixed Network operating segment.

Against this background, Deutsche Telekom expects the negative revenue and earnings trend in the Broadband/Fixed Network operating segment to slow in the medium term.

As far as infrastructure is concerned, Deutsche Telekom is continuing to expand the high-speed network in 2008. Other investments in network coverage and the performance of the existing IP network infrastructure are also planned.

Business Customers

The Business Customers operating segment is focused on network-centric ICT services in 2008. As a result of this strategy, in January 2008 T-Systems’ subsidiary Media&Broadcast was sold and ActiveBilling, which manages Deutsche Telekom’s receivables, was transferred to the Broadband/Fixed Networks operating segment. Deutsche Telekom has entered into a partnership with Cognizant to strengthen its systems integration business. The partnership will give Deutsche Telekom access to additional specialists to support its customers and will increase competitiveness through the use of the offshore resources, both for existing business customers and for new global customer projects.

In the course of the next year, revenue and profit trends are expected to stabilize in the Business Customers operating segment in view of the measures described together with changes in the composition of the Group.

Group Headquarters & Shared Services

Earnings at Group Headquarters & Shared Services will be negatively affected primarily by the performance of Vivento (mainly in securing external employment opportunities for civil servants and salaried employees, especially in the public sector). In addition, measures taken to centralize functions will initially have a negative effect. In this context, the systematic continuation of cost-cutting measures is expected to lead to efficiency gains in the coming years.

Interim consolidated financial statements.

Consolidated income statement (unaudited).

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007[a] millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007[a] millions of €	Change %	FY 2007 millions of €
Net revenue	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516

Cost of sales	(8,248)	(8,607)	4.2	(24,912)	(25,817)	3.5	(35,337)
Gross profit	7,206	7,086	1.7	20,645	20,904	(1.2)	27,179

Selling expenses	(3,948)	(4,064)	2.9	(11,467)	(12,076)	5.0	(16,644)
General and administrative expenses	(1,230)	(996)	(23.5)	(3,563)	(3,224)	(10.5)	(5,133)
Other operating income	600	362	65.7	1,613	1,250	29.0	1,645
Other operating expenses	(315)	(477)	34.0	(749)	(1,105)	32.2	(1,761)
Profit from operations	2,313	1,911	21.0	6,479	5,749	12.7	5,286

Finance costs	(556)	(606)	8.3	(1,898)	(1,949)	2.6	(2,514)
Interest income	81	68	19.1	239	184	29.9	261
Interest expense	(637)	(674)	5.5	(2,137)	(2,133)	(0.2)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	60	29	n.a.	76	42	81.0	55
Other financial income (expense)	(183)	(127)	(44.1)	(510)	(331)	(54.1)	(374)
Profit from financial activities	(679)	(704)	3.6	(2,332)	(2,238)	(4.2)	(2,833)

Profit before income taxes	1,634	1,207	35.4	4,147	3,511	18.1	2,453

Income taxes	(553)	(776)	28.7	(1,459)	(1,765)	17.3	(1,373)
Profit (loss) after income taxes	1,081	431	n.a.	2,688	1,746	54.0	1,080

Profit (loss) attributable to minority interests	186	175	6.3	475	425	11.8	509
Net profit (profit (loss) attributable to equity holders of the parent)	895	256	n.a.	2,213	1,321	67.5	571

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Earnings per share

	Third quarter of 2008			First three quarters of 2008
	Q3 2008	Q3 2007a	Change %	Q1 - Q3 2008	Q1 - Q3 2007a	Change %	FY 2007
Earnings per share/ADS
Basic (€)	0.21	0.06	n.a.	0.51	0.30	70.0	0.13
Diluted (€)	0.21	0.06	n.a.	0.51	0.30	70.0	0.13

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated balance sheet (unaudited).

	Sept. 30, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	Sept. 30, 2007[a] millions of €
Assets
Current assets	16,286	15,945	341	2.1	16,105
Cash and cash equivalents	3,111	2,200	911	41.4	3,450
Trade and other receivables	7,369	7,696	(327)	(4.2)	7,701
Current recoverable income taxes	132	222	(90)	(40.5)	234
Other financial assets	2,284	2,019	265	13.1	1,485
Inventories	1,308	1,463	(155)	(10.6)	1,149
Non-current assets and disposal groups held for sale	426	1,103	(677)	(61.4)	611
Other assets	1,656	1,242	414	33.3	1,475
Non-current assets	107,099	104,728	2,371	2.3	104,644
Intangible assets	55,293	54,404	889	1.6	54,300
Property, plant and equipment	41,502	42,531	(1,029)	(2.4)	42,621
Investments accounted for using the equity method	2,820	118	2,702	n.a.	190
Other financial assets	896	599	297	49.6	634
Deferred tax assets	6,035	6,610	(575)	(8.7)	6,456
Other assets	553	466	87	18.7	443

Total assets	123,385	120,673	2,712	2.2	120,749

Liabilities and shareholders’ equity
Current liabilities	22,724	23,215	(491)	(2.1)	21,128
Financial liabilities	9,396	9,075	321	3.5	8,239
Trade and other payables	6,035	6,823	(788)	(11.5)	5,866
Income tax liabilities	491	437	54	12.4	567
Other provisions	3,057	3,365	(308)	(9.2)	2,861
Liabilities directly associated with non-current assets and disposal groups held for sale	0	182	(182)	—	29
Other liabilities	3,745	3,333	412	12.4	3,566
Non-current liabilities	55,846	52,213	3,633	7.0	53,496
Financial liabilities	37,179	33,831	3,348	9.9	34,888
Provisions for pensions and other employee benefits	5,347	5,354	(7)	(0.1)	6,276
Other provisions	3,314	3,665	(351)	(9.6)	2,853
Deferred tax liabilities	6,957	6,675	282	4.2	6,938
Other liabilities	3,049	2,688	361	13.4	2,541
Liabilities	78,570	75,428	3,142	4.2	74,624

Shareholders’ equity	44,815	45,245	(430)	(1.0)	46,125
Issued capital	11,165	11,165	0	0.0	11,164
Capital reserves	51,525	51,524	1	0.0	51,515
Retained earnings including carryforwards	(18,944)	(16,218)	(2,726)	(16.8)	(16,909)
Other comprehensive income	(4,352)	(4,907)	555	11.3	(4,027)
Net profit	2,213	571	1,642	n.a.	1,321
Treasury shares	(5)	(5)	0	0.0	(5)
Equity attributable to equity holders of the parent	41,602	42,130	(528)	(1.3)	43,059
Minority interests	3,213	3,115	98	3.1	3,066

Total liabilities and shareholders’ equity	123,385	120,673	2,712	2.2	120,749

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated cash flow statement (unaudited).

	Third quarter of 2008		First three quarters of 2008
	Q3 2008 millions of €	Q3 2007[a] millions of €	Q1 - Q3 2008 millions of €	Q1 - Q3 2007[a] millions of €	FY 2007 millions of €
Profit after income taxes	1,081	431	2,688	1,746	1,080
Depreciation, amortization and impairment losses	2,581	3,009	7,936	8,527	11,611
Income tax expense (benefit)	553	776	1,459	1,765	1,373
Interest income and interest expenses	556	606	1,898	1,949	2,514
Other financial (income) expense	183	127	510	331	374
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(60)	(29)	(76)	(42)	(55)
Profit on the disposal of fully consolidated subsidiaries	48	(122)	(451)	(331)	(379)
Other non-cash transactions	28	22	(44)	6	124
(Gain) loss from the disposal of intangible assets and property, plant and equipment	14	47	41	(96)	(42)
Change in assets carried as working capital	308	(18)	177	(867)	(1,072)
Change in provisions	(65)	288	(421)	96	1,825
Change in other liabilities carried as working capital	(243)	74	(361)	(1,219)	(1,391)
Income taxes received (paid)	(107)	403	(375)	356	171
Dividends received	6	6	45	15	36
Cash generated from operations	4,883	5,620	13,026	12,236	16,169
Interest paid	(844)	(816)	(2,590)	(2,996)	(4,005)
Interest received	246	333	862	1,112	1,550

Net cash from operating activities	4,285	5,137	11,298	10,352	13,714

Cash outflows for investments in
Intangible assets	(437)	(322)	(1,005)	(762)	(1,346)
Property, plant and equipment	(1,700)	(1,364)	(4,761)	(4,531)	(6,669)
Non-current financial assets	(119)	(13)	(2,802)	(94)	(264)
Investments in fully consolidated subsidiaries and business units	(2)	(5)	(1,030)	(7)	(1,547)
Proceeds from disposal of
Intangible assets	(11)	8	15	29	39
Property, plant and equipment	59	107	241	628	722
Non-current financial assets	(39)	4	93	93	133
Investments in fully consolidated subsidiaries and business units	(7)	317	736	785	888
Net change in short-term investments and marketable securities and receivables	(38)	82	(202)	344	(60)
Other	(215)	15	(231)	47	50

Net cash used in investing activities	(2,509)	(1,171)	(8,946)	(3,468)	(8,054)

Proceeds from issue of current financial liabilities	9,703	8,021	37,915	28,138	32,514
Repayment of current financial liabilities	(12,042)	(10,401)	(41,503)	(31,705)	(35,259)
Proceeds from issue of non-current financial liabilities	1,979	217	6,199	1 513	1,586
Repayment of non-current financial liabilities	(29)	(180)	(85)	(237)	(1,020)
Dividend payments	(195)	(217)	(3,897)	(3,719)	(3,762)
Proceeds from the exercise of stock options	1	—	3	11	24
Repayment of lease liabilities	(33)	(45)	(110)	(144)	(208)

Net cash used in financing activities	(616)	(2,605)	(1,478)	(6,143)	(6,125)

Effect of exchange rate changes on cash and cash equivalents	(3)	(57)	37	(56)	(100)
Net increase (decrease) in cash and cash equivalents	1,157	1,304	911	685	(565)
Cash and cash equivalents, at the beginning of the period	1,954	2,146	2,200	2,765	2,765
Cash and cash equivalents, at end of the period	3,111	3,450	3,111	3,450	2,200

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of recognized income and expense (unaudited).

	Q1 - Q3 2008 millions of €	Q1 - Q3 2007[a] millions of €	FY 2007 millions of €
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	1	0	(1)
Recognition of other comprehensive income in income statement	0	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	92	(77)	(118)
Recognition of other comprehensive income in income statement	(14)	(5)	3
Revaluation due to business combinations	(97)	(137)	(142)
Exchange differences on translation of foreign subsidiaries	718	(1,659)	(2,510)
Other income and expense recognized directly in equity	101	120	160
Actuarial gains and losses from defined benefit plans and other employee benefits	0	0	923
Deferred taxes on items in other comprehensive income	(24)	29	(228)

Income and expense recognized directly in equity	777	(1,730)	(1,914)

Profit after income taxes	2,688	1,746	1,080

Recognized income and expense	3,465	16	(834)

Minority interests	608	428	512
Equity attributable to equity holders of the parent	2,857	(412)	(1,346)

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Selected explanatory notes.

Accounting policies.

The interim consolidated financial statements for the period ended September 30, 2008 have been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These interim consolidated financial statements are also in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2007.

Statement of compliance

In the opinion of the Board of Management, the quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2007 for the accounting policies applied for the Group’s financial reporting.

Deutsche Telekom adopted IFRS 8 “Operating Segments” starting with the consolidated financial statements as of December 31, 2007. Deutsche Telekom has adjusted the comparative amounts disclosed in the segment reporting for the reporting period as if IFRS 8 had always been applied.

As previously reported, the provisions of IFRIC 12 “Service Concession Arrangements” are effective for annual periods beginning on or after January 1, 2008. Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services to private sector entities as operators. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and rights they receive in service concession arrangements. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If the consideration the operator receives from the grantor is a right to charge users, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is possible. For Deutsche Telekom, the activities of Toll Collect are within the scope of IFRIC 12. Toll Collect is an investment in a joint venture and is accounted for using the equity method. The change in accounting policy from the application of IFRIC 12 has been accounted for retrospectively, and the comparative periods have been adjusted accordingly. The application of IFRIC 12 did not have a material impact on the presentation of our results of operations, financial position or cash flow.

In October 2008, the IASB amended IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures.” The amendments to IAS 39 allow an entity to reclassify certain non-derivative financial instruments measured at fair value to another measurement category. The amended IFRS 7 requires additional disclosures for any financial asset reclassified. The amendments are effective retroactively from July 1, 2008. In the reporting period, Deutsche Telekom did not hold any financial assets eligible for reclassification under the amendment to IAS 39 in its portfolio. The application of the amended IAS 39 and IFRS 7 therefore has no effect on the presentation of the results of operations and financial position of the Group.

Business combinations.

Deutsche Telekom took over full control of SunCom Wireless Holdings, Inc., Berwyn, United States (SunCom) on February 22, 2008 after the Group company T-Mobile USA Inc. acquired 100 percent of shares in the company. The acquisition of SunCom is part of the “Focus, fix and grow” strategy. With the acquisition of SunCom, T-Mobile USA is expanding the coverage of its own mobile communications network to the Southeastern United States as well as the Caribbean. SunCom’s customer base is spread over the U.S. states of North Carolina, South Carolina, Tennessee and Georgia, as well as Puerto Rico and the U.S. Virgin Islands. Like T-Mobile, the company operates its mobile communications network based on GSM/GPRS/EDGE. The T-Mobile group had been offering mobile communications services to its customers in these regions since 2004 under a roaming agreement with SunCom.

The acquisition cost of the business combination, including costs directly attributable to it, as of the acquisition date was USD 1.6 billion (EUR 1.1 billion). Cash and cash equivalents in the amount of EUR 52 million were acquired in conjunction with the purchase of SunCom. On the basis of the final purchase price allocation, the business combination with SunCom resulted in goodwill of EUR 0.9 billion. This goodwill arises from synergies the merger of the two companies is expected to generate, particularly through the reduction of roaming costs, as well as marketing synergies. In addition, this goodwill reflects the overall growth opportunities for T-Mobile USA and mobile communications as a growth area created by the larger customer base and the expansion of the mobile communications network.

The fair values of SunCom’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	2,057	1,097
Current assets	243	255
Cash and cash equivalents	52	52
Financial assets	114	114
Trade and other receivables	54	55
Other assets	23	34

Non-current assets	1,814	842
Intangible assets	1,333	555
of which: goodwill	883	60
Property, plant and equipment	146	274
Other assets	335	13

Liabilities	977	925
Current liabilities	792	759
Financial liabilities	678	655
Trade and other payables	36	36
Other liabilities	78	68

Non-current liabilities	185	166
Financial liabilities	—	—
Other liabilities	185	166

SunCom was included in Deutsche Telekom’s consolidated financial statements for the first time as of February 22, 2008. The Group’s net revenue in the reporting period increased by EUR 319 million as a result. Had the business combination already occurred on January 1, 2008, net revenue would have been EUR 84 million higher. Net profit of the Group for the current period includes a net profit at SunCom of EUR 6 million. If the business combination had been executed effective January 1, 2008, the Group’s net profit would have been reduced by EUR 6 million, the amount of the net loss at SunCom.

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or were only partially, included in the consolidated financial statements for the first nine months of 2007. These were primarily T-Mobile Netherlands (formerly Orange Nederland), which was included in the consolidated financial statements for the first time as of October 1, 2007, and ImmobilienScout GmbH, which was fully consolidated for the first time as of November 1, 2007. In addition, SunCom, which was acquired in the first quarter of the reporting period, was included in the consolidated financial statements for the first time effective February 22, 2008. Compared with the first nine months of 2007, the consolidated group no longer includes the entities T-Online France and T-Online Spain, which were part of the Broadband/Fixed network operating segment and which were sold as of June 30, 2007 and July 31, 2007, respectively. In addition, the composition of the Group reflected the transfer of operations of Vivento Technical Services and the deconsolidation of Media&Broadcast effective January 1, 2008. DeTeImmobilien was deconsolidated effective September 30, 2008.

Effect of changes in the composition of the Group on the consolidated income statement for the first nine months of 2008

	Mobile Communications Europe millions of €	Mobile Communications USA millions of €	Broadband/ Fixed Network millions of €	Business Customers millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	420	319	(171)	(186)	6	388
Cost of sales	(338)	(140)	218	109	26	(125)

Gross profit (loss)	82	179	47	(77)	32	263

Selling expenses	(62)	(117)	90	12	26	(51)
General and administrative expenses	(31)	(34)	4	(1)	13	(49)
Other operating income	3	2	(337)	(4)	8	(328)
Other operating expenses	(18)	0	2	2	(7)	(21)

Profit (loss) from operations	(26)	30	(194)	(68)	72	(186)

Finance costs	0	(7)	0	(1)	0	(8)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0
Other financial income (expense)	0	(5)	0	2	0	(3)

Profit (loss) from financial activities	0	(12)	0	1	0	(11)

Profit (loss) before income taxes	(26)	18	(194)	(67)	72	(197)

Income taxes	1	(12)	(5)	27	0	11

Profit (loss) after income taxes	(25)	6	(199)	(40)	72	(186)

Profit (loss) attributable to minority interests	0	0	0	0	0	0
Net profit (loss)	(25)	6	(199)	(40)	72	(186)

Selected notes to the consolidated income statement.

Net revenue

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	15,454	15,693	(1.5)	45,557	46,721	(2.5)	62,516

Deutsche Telekom generated revenue of EUR 45.6 billion in the first nine months of 2008, a decrease of EUR 1.2 billion or 2.5 percent year-on-year. Revenue was negatively impacted by exchange rate effects. These were primarily the result of the translation of U.S. dollars and pounds sterling. Revenue growth in the Mobile Communications USA operating segment on a U.S. dollar basis in particular was offset by negative effects from the translation into euros. Changes in the composition of the Group had a positive effect of EUR 0.7 billion, primarily resulting from the first-time consolidation of Orange Nederland and SunCom. They were reduced by effects of the deconsolidation of Media&Broadcast, T-Online France and T-Online Spain, which totaled EUR 0.4 billion.

The Mobile Communications Europe operating segment recorded revenue growth of 1.1 percent year-on-year in the first nine months of 2008. Changes in the composition of the Group due to the inclusion of Orange Nederland had a positive effect on the revenue development of the operating segment, offset by negative exchange rate effects as well as persistently fierce price competition and the resulting decline in call minute revenues.

Revenue in the Mobile Communications USA operating segment was up slightly compared with the previous year. Measured in U.S. dollars, the revenue generated by Mobile Communications USA grew by 13.7 percent, primarily due to the continued increase in customer numbers in addition to the effect of the inclusion of SunCom. Negative exchange rate, effects from the translation of U.S. dollars into euros impacted segment revenue, however.

Revenue in the Broadband/Fixed Network operating segment decreased year-on-year by 6.6 percent, mainly due to continuing line losses and the growing popularity of complete packages and flat rate components. The revenue decline was not offset by growth in the number of DSL lines and leased unbundled local loop lines, also due to the reduction in prices in the broadband market.

Revenue in the Business Customers operating segment also declined. In addition to existing price and competitive pressure in the telecommunications services business, the deconsolidation of Media&Broadcast and the reassignment of ActiveBilling within the Group had a negative impact on revenue.

Cost of sales

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Cost of sales	(8,248)	(8,607)	4.2	(24,912)	(25,817)	3.5	(35,337)

Aside from exchange rate effects the decrease of EUR 0.9 billion in the cost of sales compared with the first nine months of 2007 was due to cost reductions and efficiency gains. The Mobile Communications USA operating segment, on the other hand, recorded an increase in the cost of sales resulting from its revenue growth.

Selling expenses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Selling expenses	(3,948)	(4,064)	2.9	(11,467)	(12,076)	5.0	(16,644)

Selling expenses decreased by EUR 0.6 billion compared with the first nine months of the prior year. This was mainly due to exchange rate effects and lower marketing expenses.

General and administrative expenses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
General and administrative expenses	(1,230)	(996)	(23.5)	(3,563)	(3,224)	(10.5)	(5,133)

The increase in general and administrative expenses of EUR 0.3 billion compared with the first nine months of the prior year was mainly attributable to costs for IT and projects, increased expenses in the Broadband/Fixed Network and Business Customers operating segments, as well as to changes in the composition of the Group.

Other operating income/ expenses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Other operating income	600	362	65.7	1,613	1,250	29.0	1,645
Other operating expenses	(315)	(477)	34.0	(749)	(1,105)	32.2	(1,761)

Other operating income increased by EUR 0.4 billion compared with the first nine months of 2007, mainly as a result of the gain on the disposal of Media&Broadcast. Comparable, although slightly lower, gains were recorded in the prior-year period from the disposals of T-Online France and T-Online Spain. Additional income was also recorded in the 2008 reporting period from the sale of an asset, from the reversal of a previously recognized impairment following the reclassification of real estate from assets held for sale to non-current assets, and a receivable for electricity tax reimbursements.

Other operating expenses decreased by EUR 0.4 billion year-on-year in the first nine months of the year, due to the non-recurrence of the reduction in the carrying amount of goodwill recognized at T-Mobile Netherlands in 2007. Expenses were incurred relating to the disposal of DeTeImmobilien, while in the previous year there were expenses in connection with the sale of call centers.

Profit/loss from financial activities

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €[a]	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €[a]	Change %	FY 2007 millions of €[a]
Profit (loss) from financial activities	(679)	(704)	3.6	(2,332)	(2,238)	(4.2)	(2,833)
Finance costs	(556)	(606)	8.3	(1,898)	(1,949)	2.6	(2,514)
Interest income	81	68	19.1	239	184	29.9	261
Interest expense	(637)	(674)	5.5	(2,137)	(2,133)	(0.2)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	60	29	n.a.	76	42	81.0	55
Other financial income (expense)	(183)	(127)	(44.1)	(510)	(331)	(54.1)	(374)

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

The increase in loss from financial activities compared with the first three quarters of 2007 was predominantly attributable to the downgrade of Deutsche Telekom AG’s rating to BBB+/Baa1 in the second quarter of 2008 and the resulting adjustment to the carrying amounts for a number of bonds with rating-linked coupons.

Income taxes

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €[a]	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €[a]	Change %	FY 2007 millions of €[a]
Income taxes	(553)	(776)	28.7	(1,459)	(1,765)	17.3	(1,373)

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Income taxes decreased year-on-year despite the higher profits before income taxes. This was mainly due to the recognition of EUR 0.7 billion as a one-time deferred tax expense in the third quarter of the prior year resulting from the remeasurement of deferred tax assets and liabilities made necessary by the reduction of the corporate income tax rate in Germany from 39 percent to 30.5 percent.

Other disclosures.

Personnel

	Third quarter of 2008			First three quarters of 2008
	Q3 2008	Q3 2007	Change %	Q1 - Q3 2008	Q1 - Q3 2007	Change %	FY 2007
Personnel costs (millions of €)	(3,286)	(3,528)	6.9	(10,063)	(10,543)	4.6	(15,387)

Average number of employees	235,970	241,768	(2.4)	236,752	244,368	(3.1)	243,736

	Sept. 30, 2008	Dec. 31, 2007	Change	Change %	Sept. 30, 2007
Number of employees at balance sheet date	230,079	241,426	(11,347)	(4.7)	241,589
Germany	135,701	148,938	(13,237)	(8.9)	151,882
International	94,378	92,488	1,890	2.0	89,707

Non-civil servants	196,940	205,867	(8,927)	(4.3)	204,419
Civil servants	33,139	35,559	(2,420)	(6.8)	37,170

Trainees and student interns at balance sheet date	11,605	11,932	(327)	(2.7)	11,941

The year-on-year decrease in personnel costs by 4.6 percent to EUR 10.1 billion in the first nine months of 2008 is mainly attributable to further headcount reductions. The number of employees declined both as of the reporting date as well as on average. This resulted mainly from further staffing cut-backs in Germany and Eastern Europe. Changes in the composition of the Group and an increase in headcount in the Mobile Communications USA operating segment had an offsetting effect.

Depreciation, amortization and impairment losses

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €	Change %	FY 2007 millions of €
Amortization and impairment of intangible assets	(783)	(953)	17.8	(2,332)	(2,531)	7.9	(3,490)
of which: UMTS licenses	(217)	(227)	4.4	(655)	(682)	4.0	(908)
Depreciation and impairment of property, plant and equipment	(1,798)	(2,056)	12.5	(5,604)	(5,996)	6.5	(8,121)
Total depreciation, amortization and impairment losses	(2,581)	(3,009)	14.2	(7,936)	(8,527)	6.9	(11,611)

Depreciation, amortization and impairment losses decreased year-on-year by EUR 0.6 billion, mainly as a result of lower depreciation of technical equipment and machinery under property, plant and equipment. An additional reason for the decrease is the non-recurrence of a reduction of EUR 0.2 billion in the carrying amount of goodwill recognized at T-Mobile Netherlands in 2007 in connection with the recognition of tax loss carryforwards.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased from EUR 2.2 billion to EUR 3.1 billion. This was attributable to an increase in net proceeds from the issue of financial liabilities, to free cash flow and to proceeds from the sale of Media&Broadcast. The payment of dividends in the first half of 2008, the acquisition of shares in OTE and the acquisition of SunCom had an offsetting effect.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale

As of September 30, 2008, current assets included EUR 0.4 billion in non-current assets and disposal groups held for sale. These assets relate in particular to real estate owned by Deutsche Telekom AG.

The main changes since December 31, 2007 are described below.

Deutsche Telekom AG real estate portfolio

Given the current difficult market environment for real estate, Deutsche Telekom does not anticipate disposal, in the near future, of parts of the land and buildings previously classified as held for sale. According to the relevant accounting regulations (IFRS 5), this real estate in the operating segment Group Headquarters & Shared Services may no longer be recognized on the consolidated balance sheet as held for sale and must be reclassified as non-current assets and measured at the lower of amortized cost or net realizable value. The resulting measurement differences of EUR 0.1 billion were recognized in the income statement under other operating income.

DeTeImmobilien

Deutsche Telekom sold its wholly owned subsidiary DeTeImmobilien, which provides real estate services for Deutsche Telekom, to the Austrian company Strabag SE in the third quarter of 2008 as part of its strategy of focusing on its core business. Until the sale, DeTeImmobilien had been assigned to the Group Headquarters & Shared Services operating segment. Far-reaching agreements have been reached to safeguard the jobs of the around 5,900 employees and determine their pay and benefits. In addition, a comprehensive service agreement with an initial term of ten years was concluded with Deutsche Telekom, currently the largest customer, based on market and industry benchmarks. The expenses of EUR 0.2 billion incurred in connection with the transaction were reported principally under other operating expenses.

Orange Nederland Breedband

By acquiring 100 percent of the equity interests in Orange Nederland N.V., The Hague, Netherlands and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Orange Nederland Breedband) Deutsche Telekom gained control of these two entities effective October 1, 2007. The acquisition was conducted indirectly through T-Mobile Netherlands Holding B.V., part of the Mobile Communications Europe operating segment, with the intention at the time of acquisition to sell the acquired equity interest in Orange Nederland Breedband. In the second quarter of 2008, Deutsche Telekom decided not to sell the acquired shares. Accordingly, the acquired assets and liabilities are no longer reported in the consolidated balance sheet as being held for sale. The differences resulting from the remeasurement of the assets and liabilities following this reclassification, as well as all other effects on profit and loss to be applied retroactively since the date of reclassification, are reported in the income statement under other operating expenses totaling EUR 6 million.

T-Systems Media&Broadcast

Deutsche Telekom AG sold the subsidiary Media&Broadcast to the French TDF (Télédiffusion de France) group effective January 1, 2008. The net proceeds of the disposal amount to EUR 0.7 billion. TDF has taken over all shares in the subsidiary, which installs and operates multimedia TV and radio broadcasting platforms and was previously assigned to the Business Customers operating segment. The gain resulting from the entity’s sale and deconsolidation in the amount of EUR 0.5 billion is included in other operating income.

Vivento Technical Services

The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks as part of a strategic partnership between Deutsche Telekom AG and Nokia Siemens Networks for managed services and network modernization became effective January 1, 2008. Nokia Siemens Networks is one of the world’s leading providers of infrastructure products and services for the communications industry. The company is headquartered in Espoo, Finland. The transfer of operations provides for the transfer of the operating assets of Vivento Technical Services GmbH as well as continued support by Deutsche Telekom in order to promote a successful transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks. Vivento Technical Services was assigned to the Group Headquarters & Shared Services operating segment.

Intangible assets and property, plant and equipment

	Sept. 30, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	Sept. 30, 2007 millions of €
Intangible assets	55,293	54,404	889	1.6	54,300
of which: UMTS licenses	10,899	11,856	(957)	(8.1)	12,236
of which: U.S. mobile communications licenses	17,112	16,357	755	4.6	16,959
of which: goodwill	21,729	20,640	1,089	5.3	20,203
Property, plant and equipment	41,502	42,531	(1,029)	(2.4)	42,621

The carrying amount of intangible assets and property, plant and equipment decreased by a total of EUR 0.1 billion. Investments of EUR 1.9 billion were made in intangible assets. Of this amount, EUR 1.3 billion related to the acquisition of SunCom, of which around EUR 0.9 billion was goodwill. Exchange rate effects and changes to the composition of the Group had an increasing effect on intangible assets, whereas depreciation, amortization and impairment losses had a decreasing effect of EUR 2.3 billion. Investments of EUR 4.6 billion were made in property, plant and equipment. This compares to depreciation, amortization and impairment losses of EUR 5.6 billion.

Deutsche Telekom performed its annual goodwill impairment tests at September 30, 2008. These tests did not result in any impairment of goodwill. On the basis of information available at the balance sheet date and expectations with respect to the market and competitive environment, the figures for all cash generating units fall within the general range of reasonable values.

The measurements of the cash generating units are founded on projections that are based on ten-year financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of value less costs to sell include the development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Any significant future changes in the market and competitive environment (including increased discount rates) could have an adverse effect on the value of the cash-generating units.

Additions to assets

	Third quarter of 2008			First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 millions of €	Change %	Q1 - Q3 2008 millions of €	Q1 - Q3 2007 millions of €[a]	Change %	FY 2007 millions of €[a]
Additions to assets	2,166	1,880	15.2	6,480	4,991	29.8	9,077
Intangible assets	457	343	33.2	1,896	796	n.a.	2,188
Property, plant and equipment	1,709	1,537	11.2	4,584	4,195	9.3	6,889

a	These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Additions to property, plant and equipment in the 2008 reporting period are related to network expansion in the United States and the expansion of digital mobile communications networks in Europe. In the Broadband/Fixed Network operating segment, investments were also made in the expansion of the access network, in VDSL and in ADSL2+ technology. The increase in the investment volume compared with the prior-year period resulted mainly from the goodwill recognized in connection with the first-time consolidation of SunCom in February 2008.

Investments accounted for using the equity method

On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders’ agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies (as defined by IAS 27). To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (first put option) and 10 percent (second put option) of the shares. The first put option can be exercised by the Hellenic Republic at a total price of EUR 0.7 billion for a period of twelve months beginning in October 2008 at the earliest. Subsequently, the second put option can be exercised at market price plus a premium initially of 20 percent for a period of twelve months, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. The second put option also includes shares which were not sold to Deutsche Telekom during the term of the first option.

The consummation of the shareholders’ agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion. The consummation of the shareholders’ agreement and the share purchase agreement with the Hellenic Republic was still subject to approval by the responsible national and international supervisory authorities as of the balance sheet date. Full approval was given at the beginning of November 2008. Deutsche Telekom also acquired the additional 3 percent of OTE’s shares on November 5, 2008, bringing its stake in the company up to 25 percent plus one vote, as contractually agreed. The change to OTE’s Articles of Incorporation necessary for full implementation of the shareholders’ agreement is still pending.

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed	Consolidated shareholders’ equity generated			Other comprehensive income	Treasury shares
	Issued capital millions of €	Capital reserves millions of €	Retained earnings incl. carryforwards millions of €	Net profit (loss) millions of €	millions of €	millions of €
Balance at Jan. 1, 2007	11,164	51,498	(16,977)	3,173	(2,275)	(5)

Changes in the composition of the Group
Profit after income taxes				1,321
Unappropriated net profit (loss) carried forward			3,173	(3,173)
Dividends			(3,124)
Proceeds from the exercise of stock options		17
Actuarial gains and losses			(105)
Change in other comprehensive income (not recognized in income statement)			124		(1,746)
Recognition of other comprehensive income in income statement					(6)

Balance at Sept. 30, 2007	11,164	51,515	(16,909)	1,321	(4,027)	(5)

Balance at Jan. 1, 2008	11,165	51,524	(16,218)	571	(4,907)	(5)

Changes in the composition of the Group
Profit after income taxes				2,213
Unappropriated net profit (loss) carried forward			571	(571)
Dividends			(3,386)
Proceeds from the exercise of stock options		1
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			89		568
Recognition of other comprehensive income in income statement					(13)

Balance at Sept. 30, 2008	11,165	51,525	(18,944)	2,213	(4,352)	(5)

	Equity attributable to equity holders of the parent	Minority interests			Total (consolidated share-holders’ equity)
	Total (equity attributable to equity holders of the parent) millions of €	Minority interest capital millions of €	Other comprehensive income millions of €	Total (minority interests) millions of €	millions of €
Balance at Jan. 1, 2007	46,578	2,895	205	3,100	49,678

Changes in the composition of the Group
Profit after income taxes	1,321	425		425	1,746
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,124)	(462)		(462)	(3,586)
Proceeds from the exercise of stock options	17			0	17
Actuarial gains and losses	(105)			0	(105)
Change in other comprehensive income (not recognized in income statement)	(1,622)	2	1	3	(1,619)
Recognition of other comprehensive income in income statement	(6)			0	(6)

Balance at Sept. 30, 2007	43,059	2,860	206	3,066	46,125

Balance at Jan. 1, 2008	42,130	2,911	204	3,115	45,245

Changes in the composition of the Group
Profit after income taxes	2,213	475		475	2,688
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,386)	(510)		(510)	(3,896)
Proceeds from the exercise of stock options	1			0	1
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)	657	9	124	133	790
Recognition of other comprehensive income in income statement	(13)			0	(13)

Balance at Sept. 30, 2008	41,602	2,885	328	3,213	44,815

The decrease in shareholders’ equity is mainly attributable to Deutsche Telekom AG’s dividend payment for the 2007 financial year totaling EUR 3.4 billion, which was to a certain extent offset by the profit after income taxes generated in the reporting period, together with positive exchange rate effects on the currency translation of financial statements prepared in foreign currencies recognized in other comprehensive income.

A total of 1,881,508 treasury shares were held at September 30, 2008. Treasury shares accounted for 0.04 percent of capital stock.

Executive bodies.

Dr. Klaus Zumwinkel resigned his position as Chairman of and his seat on the Supervisory Board at the meeting of the Supervisory Board on February 27, 2008. At the same meeting, Dr. Klaus G. Schlede was elected Chairman of the Supervisory Board. Dr. Arndt Overlack was appointed to the Supervisory Board by court order effective March 6, 2008 and resigned his seat effective April 16, 2008. Thereupon Prof. Dr. Ulrich Lehner, a member of the Shareholders’ Committee of Henkel AG & Co. KGaA, was appointed as a member of the Supervisory Board by court order for a limited term with effect from April 17, 2008 until the end of the shareholders’ meeting on May 15, 2008. The Supervisory Board elected him its Chairman on April 25, 2008. Prof. Ulrich Lehner was elected to the Supervisory Board by the shareholders’ meeting on May 15, 2008; this election superseded the earlier appointment by court order. Following his election by the shareholders’ meeting, the Supervisory Board confirmed Prof. Ulrich Lehner as Chairman of the Supervisory Board on the same day.

Effective as of December 31, 2007, Wolfgang Schmitt resigned his position as Supervisory Board member representing executives and senior executives upon retirement from the Company. Hermann Josef Becker, a member of the management of Deutsche Telekom Direct Sales, was appointed to the Supervisory Board by court order effective January 1, 2008 to replace him as representative of executives and senior executives.

Hans Martin Bury, member of the management board of Lehman Brothers Bankhaus AG, was elected to the Supervisory Board by the shareholders’ meeting on May 15, 2008 as successor to Dr. Klaus G. Schlede who retired at the end of the 2008 shareholders’ meeting.

Dr. Thomas Mirow resigned his seat on the Supervisory Board effective June 30, 2008. State Secretary Jörg Asmussen was appointed as his successor by court order effective July 1, 2008 for a limited term until the end of the next shareholders’ meeting.

In the third quarter of 2008 Ingrid Matthäus-Maier, a member of the Board of Management of KfW Bankengruppe, resigned her seat on the Supervisory Board as a shareholder representative effective September 30, 2008. Effective October 1, 2008, Dr. Ulrich Schröder, Chairman of the Board of Management of KfW Bankengruppe, was appointed by court order for a limited term until the end of the next shareholders’ meeting. Among the representatives of the employees, Wilhelm Wegner, former chairman of the Group Works Council and of the European Works Council of Deutsche Telekom AG resigned his seat effective September 30, 2008. Hans-Jürgen Kallmeier, Chairman of the Central Works Council of T-Systems Enterprise Services, was appointed to the Supervisory Board by court order effective October 15, 2008.

Effective October 22, 2008, Deutsche Telekom established the new Board of Management Department for Data Privacy, Legal Affairs and Compliance. By resolution of the Supervisory Board of October 21, 2008, Dr. Manfred Balz, previously General Counsel of Deutsche Telekom, was appointed member of the Board of Management responsible for Data Privacy, Legal Affairs and Compliance effective October 22, 2008.

Significant events after the balance sheet date (September 30, 2008).

Further sites of Vivento Customer Services GmbH sold.

•

Deutsche Telekom sold five Vivento Customer Services GmbH sites to the D+S europe group in October 2008. Operations in Berlin, Leipzig, Gera, Göttingen and Rottweil are scheduled to be transferred as of December 1, 2008. Together with the transfer of operations, the parties also agreed a five-year order commitment. Deutsche Telekom has thus safeguarded the jobs of the employees at these sites in the long term. The transaction is subject to approval by the Federal Cartel Office.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 11.3 billion in the reporting period, compared with EUR 10.4 billion in the prior-year period. The increase was primarily attributable to favorable changes in working capital and lower interest payments. The year-on-year increase in income tax payments had an offsetting effect. Payments of EUR 0.4 billion were recorded in the first three quarters of 2008, compared with receipts of EUR 0.4 billion in the prior-year period.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 8.9 billion as compared with EUR 3.5 billion in the same period of the previous year. The main factors contributing to this change were outflows for the acquisition of SunCom in the amount of EUR 1.0 billion and for the acquisition of shares in OTE in the amount of EUR 2.6 billion. There were no comparable outflows in the same period of the prior year. In addition, cash outflows for intangible assets and property, plant and equipment increased by EUR 0.5 billion, primarily as a result of the 2G and 3G network roll-out in the United States, while inflows for property, plant and equipment, particularly from real estate disposals, decreased by EUR 0.4 billion.

Net cash used in financing activities

Net cash used in financing activities in the first three quarters of 2008 totaled EUR 1.5 billion, compared with EUR 6.1 billion in the first three quarters of 2007.

This change was mostly attributable to the higher proceeds from the issue of non-current financial liabilities of EUR 4.7 billion, while repayments decreased by EUR 0.2 billion. Current financial liabilities, on the other hand, did not change significantly compared with the prior-year period.

The issue of financial liabilities in the 2008 reporting period consisted in particular of the net issue of commercial papers for EUR 2.7 billion, the issue of a Eurobond of EUR 1.5 billion, the issue of medium-term notes of EUR 1.5 billion, the issue of U.S. dollar bonds amounting to EUR 1.0 billion and the issue of a Samurai bond of EUR 0.3 billion. In addition, promissory notes were issued for an amount of EUR 1.3 billion and a loan of EUR 0.5 billion was taken out with the European Investment Bank. A benchmark bond amounting to EUR 2.0 billion, medium-term notes amounting to EUR 1.5 billion, a U.S. dollar bond amounting to EUR 0.5 billion, as well as bonds and drawn credit lines by SunCom amounting to EUR 0.7 billion were repaid during the same period. Net repayments of drawdowns under short-term credit lines amounting to EUR 1.3 billion were also made, and a loan of EUR 0.2 billion from Kreditanstalt für Wiederaufbau was repaid.

In addition, dividend payments increased by EUR 0.2 billion year-on-year, primarily due to the higher dividend payments by Deutsche Telekom AG..

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s operating segments for the third quarters and the first nine months of the years 2008 and 2007, as well as for the full 2007 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective periods.

Segment information in the quarters

Q3 2008 Q3 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method[a] millions of €
Mobile Communications Europe	5,197	184	5,381	1,120	(893)	0	33,247	14
	5,138	187	5,325	790	(933)	(181)	34,562	0
Mobile Communications USA	3,653	4	3,657	570	(447)	0	32,763	15
	3,556	6	3,562	563	(462)	(3)	30,468	10
Broadband/Fixed Network	4,371	943	5,314	930	(857)	(3)	25,685	83
	4,712	914	5,626	947	(865)	(49)	25,126	160
Business Customers	2,069	647	2,716	(7)	(197)	0	8,006	26
	2,184	733	2,917	26	(218)	1	9,271	17
Group Headquarters & Shared Services	164	764	928	(260)	(177)	(11)	11,813	2,683
	103	863	966	(401)	(176)	(135)	11,460	4
Total	15,454	2,542	17,996	2,353	(2,571)	(14)	111,514	2,821
	15,693	2,703	18,396	1,925	(2,654)	(367)	110,887	191
Reconciliation	—	(2,542)	(2,542)	(40)	3	1	(3,244)	(1)
	—	(2,703)	(2,703)	(14)	11	1	(2,501)	(1)
Group	15,454	—	15,454	2,313	(2,568)	(13)	108,270	2,820
	15,693	—	15,693	1,911	(2,643)	(366)	108,386	190

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Segment information in the first nine months

Q1 – Q3 2008 Q1 – Q3 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method[a] millions of €
Mobile Communications Europe	15,047	513	15,560	2,740	(2,774)	0	33,247	14
	14,856	532	15,388	2,151	(2,872)	(181)	34,562	0
Mobile Communications USA	10,606	10	10,616	1,656	(1,316)	(21)	32,763	15
	10,556	19	10,575	1,567	(1,415)	(10)	30,468	10
Broadband/Fixed Network	13,285	2,702	15,987	2,676	(2,638)	(6)	25,685	83
	14,409	2,704	17,113	2,852	(2,695)	(53)	25,126	160
Business Customers	6,151	1,835	7,986	407	(583)	(9)	8,006	26
	6,606	2,179	8,785	104	(656)	0	9,271	17
Group Headquarters & Shared Services	468	2,259	2,727	(842)	(524)	(91)	11,813	2,683
	294	2,612	2,906	(866)	(526)	(156)	11,460	4
Total	45,557	7,319	52,876	6,637	(7,835)	(127)	111,514	2,821
	46,721	8,046	54,767	5,808	(8,164)	(400)	110,887	191
Reconciliation	—	(7,319)	(7,319)	(158)	26	0	(3,244)	(1)
	—	(8,046)	(8,046)	(59)	36	1	(2,501)	(1)
Group	45,557	—	45,557	6,479	(7,809)	(127)	108,270	2,820
	46,721	—	46,721	5,749	(8,128)	(399)	108,386	190

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Segment information for the 2007 financial year

FY 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	20,000	713	20,713	2,436	(3,903)	(338)	35,151	0
Mobile Communications USA	14,050	25	14,075	2,017	(1,883)	(9)	30,146	10
Broadband/Fixed Network	19,072	3,618	22,690	3,250	(3,605)	(70)	25,668	86
Business Customers	8,971	3,016	11,987	(323)	(882)	(25)	9,352	18
Group Headquarters & Shared Services	423	3,445	3,868	(1,973)	(708)	(259)	11,946	4
Total	62,516	10,817	73,333	5,407	(10,981)	(701)	112,263	118
Reconciliation	—	(10,817)	(10,817)	(121)	48	23	(3,201)	0
Group	62,516	—	62,516	5,286	(10,933)	(678)	109,062	118

Reconciliation of total profit/loss of segments to the Group’s profit/loss for the period

	Third quarter of 2008		First three quarters of 2008
	Q3 2008 millions of €	Q3 2007 [a] millions of €	Q1 - Q3 2008 millions of €	Q1 - Q3 2007[a] millions of €	FY 2007 millions of €
Total profit (loss) of reportable segments	2,353	1,925	6,637	5,808	5,407
Reconciliation to the Group	(40)	(14)	(158)	(59)	(121)
Profit from operations of the Group	2,313	1,911	6,479	5,749	5,286
Profit (loss) from financial activities	(679)	(704)	(2,332)	(2,238)	(2,833)
Profit before taxes	1,634	1,207	4,147	3,511	2,453
Income taxes	(553)	(776)	(1,459)	(1,765)	(1,373)
Profit after income taxes	1,081	431	2,688	1,746	1,080

a	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statements – Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: November 6, 2008